As filed with the Securities and Exchange Commission on September 10, 2003
                                                     Registration No. 333-98315
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM SB-1/A


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ------------------

                              RUB A DUB SOAP, INC.
                 ----------------------------------------------
                 (Name of small business issuer in its charter)

            Colorado                         2840                84-1609495
------------------------------  -----------------------------   -------------
  (State or jurisdiction of     (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

                               ------------------


                             13279 West Ohio Avenue
                    Lakewood, Colorado 80228; (303) 949-5834
          -------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                             13279 West Ohio Avenue
                            Lakewood, Colorado 80228
 -------------------------------------------------------------------------------
(Address of principal place of business or intended principal place of business)

                               Ms. Lisa R. Powell
                             13279 West Ohio Avenue
                    Lakewood, Colorado 80228; (303) 949-5834
            ---------------------------------------------------------
            (Name, address and telephone number of agent for service)

                  Please send copies of all correspondence to:

                               PATRICIA CUDD, ESQ.
                                Cudd & Associates
                          1629 York Street, Suite #203
                             Denver, Colorado 80206
                            Telephone: (719) 488-4393



                Approximate date of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
===========================================================================================
                                               Proposed         Proposed
      Title of Each            Dollar           Maximum          Maximum         Amount of
   Class of Securities        Amount to     Offering Price      Aggregate      Registration
    to Be Registered        Be Registered      Per Share*    Offering Price*        Fee
-------------------------   -------------   --------------   ---------------   ------------
 Common Stock,
 $.001 par value             $200,000           $.25           $200,000          $18.40

 TOTAL                                                         $200,000          $18.40

     *Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              PART I - Narrative Information Required in Prospectus

Item 2. Significant Parties.
----------------------------

     List the full names and business and residential addresses, as applicable, for the following persons:

     (1)  The issuer's directors:

     Lisa R. Powell                     Residence/Business Address:
                                        13279 West Ohio Avenue
                                        Lakewood, Colorado 80228

     (2)  The issuer's officers:

     Lisa R. Powell, President,         Residence/Business Address:
     Secretary and Treasurer            13279 West Ohio Avenue
                                        Lakewood, Colorado  80228

     (3)  The issuer's general partners:

     The issuer is a corporation and, accordingly, has no general partners.

     (4) Record owners of 5 per cent or more of any class of the issuer's equity securities:

     The following individual, whose address is set forth in Items 1.(a) and (b) above, is the owner of record of five per cent or more of the outstanding shares of common stock of Rub A Dub Soap, Inc.

                               Shares Owned            Per Cent of Class
Name of Record Owner             of Record*             Before Offering
--------------------          --------------         ---------------------

   Lisa R. Powell                3,000,000                   83.7%

------------------

     *Based upon 3,583,000 shares of our common stock issued and outstanding as of the date of this prospectus.

     (5) Beneficial owners of 5 per cent or more of any class of the issuer's equity securities:

     See the response to Item 2.,(4) above.

     (6)  Promoters of the issuer:

     Ms. Lisa R. Powell may be deemed to be a "promoter" of Rub A Dub Soap, as that term is defined in the Securities Act of 1933.

     (7)  Affiliates of the issuer:

     Ms. Lisa R. Powell is an affiliate of Rub A Dub Soap.

     (8)  Counsel to the issuer with respect to the proposed offering:

     Patricia Cudd, Esq.
     Cudd & Associates
     1629 York Street, Suite #203
     Denver, Colorado 80206

     (9)  Each underwriter with respect to the proposed offering:

     Not applicable. There is no underwriter(s) with respect to the proposed offering.

     (10) The underwriter's directors:

     Not applicable.

     (11) The underwriter's officers:

     Not applicable.

     (12) The underwriter's general partners:

     Not applicable.

     (13) Counsel to the underwriter:

     Not applicable.


Item 3. Relationship with Issuer of Experts Named in Offering Statement.
------------------------------------------------------------------------

     Patricia Cudd, Esq., record and beneficial owner of 135,000 shares, representing approximately 3.8% of the outstanding shares, of our common stock, is the sole proprietor of Cudd & Associates, the law firm that has acted as our legal counsel in connection with this proposed offering. We have no parents or subsidiaries.


Item 4. Selling Security Holders.
---------------------------------

     Not applicable. None of our shareholders is offering any shares of common stock in the offering.

Item 5. Changes in and Disagreements with Accountants.
------------------------------------------------------

     Not applicable. We had no independent accountant prior to the retention of Comiskey & Company, P.C., 789 Sherman Street, Suite #440, Denver, Colorado 80203, in May 2002. There has been no change in our independent accountant during the period commencing with the retention of Comiskey & Company, P.C., through the date of this report.


Item 6. Disclosure of Commission  Position on Indemnification for Securities Act
--------------------------------------------------------------------------------
        Liabilities.
        ------------

     Under Colorado law and pursuant to our Articles of Incorporation, we may indemnify our officers and directors for various expenses and damages resulting from their acting in these capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers or directors pursuant to those provisions, we have been informed by our counsel that, in the opinion of the U.S. Securities and Exchange Commission, the indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

                              Rub A Dub Soap, Inc.
--------------------------------------------------------------------------------
(Exact name of Company as set forth in Charter)

Type of securities offered:  Shares of common stock, $.001 par value per share
                             -------------------------------------------------
Maximum number of securities offered:  800,000 shares of common stock
                                       ------------------------------
Minimum number of securities offered:  100,000 shares of common stock
                                       ------------------------------
Price per security:  $.25 per share
                     --------------
Total proceeds:  If maximum sold:  $200,000          If minimum sold:  $25,000
                                   --------                            -------
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?
                                                             [ ] Yes [X] No

If yes, what per cent is commission of price to public?  -0-%  Not applicable.

Is there other compensation to selling agent(s)?             [ ] Yes [X] No  Not
                                                             applicable

Is there a finder's fee or similar payment to any person?    [ ] Yes [X] No (See
                                                             Question No. 22)

Is there an escrow of proceeds until  minimum is obtained?   [ ] Yes [X] No (See
                                                             Question No. 26)

Is this offering limited to members of a special group, such as employees of Rub
A Dub Soap or individuals?                                   [ ] Yes [X] No (See
                                                             Question No. 25)

Is transfer of the securities restricted?                    [ ] Yes [X] No (See
                                                             Question No. 25)

     INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

     If we do not receive subscriptions for at least 100,000 shares of common stock within 90 days from the date of this prospectus, we will refund the funds promptly to subscribers, without deduction or interest. Management, in its sole discretion, may extend the offering period for up to an additional 90 days. After we have received proceeds from the sale of 100,000 shares of common stock, we may continue the offering without any refund provisions until all 800,000 shares of common stock are sold, the expiration of 90 days from the date of this prospectus unless extended as described above or until we elect to terminate the offering, whichever occurs first.

     IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY PROSPECTUS OR SELLING LITERATURE.

Rub A Dub Soap:

     [ ]   Has never conducted operations.
     [X]   Is in the development stage.
     [X]   Is currently conducting operations.
     [ ]   Has shown a profit in the last fiscal year.
     [ ]   Other (Specify):
           (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

                  State                State File No.      Effective Date
                  -----                --------------      --------------

                Colorado               RF 2003-24-937      April 10, 2003
                --------               --------------      --------------
                --------               --------------      --------------
                --------               --------------      --------------

                                TABLE OF CONTENTS

                                                                      Page

The Company                                                             8

Risk Factors                                                            9

Business and Properties                                                16

Offering Price Factors                                                 35

Use of Proceeds                                                        39

Capitalization                                                         43

Description of Securities                                              44

Plan of Distribution                                                   46

Dividends, Distributions and Redemptions                               49

Officers and Key Personnel of the Company                              50

Directors of the Company                                               50

Principal Stockholders                                                 52

Management Relationships, Transactions and Remuneration                54

Litigation                                                             56

Federal Tax Aspects                                                    57

Miscellaneous Factors                                                  57

Management's Discussion and Analysis of Certain Relevant Factors       57

Financial Statements                                                  F-1

(begin boldface)
Until  __________  __,  2003 (90 days  after the date of this  prospectus),  all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
(end boldface)

     THIS PROSPECTUS CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS PROSPECTUS.

     This Prospectus, together with Financial Statements and other Attachments, consists of a total 68 pages.

                                   THE COMPANY

1.   Exact corporate name: Rub A Dub Soap, Inc.

     State and date of incorporation: Colorado; September 28, 2001.

     Street address of principal office: 13279 West Ohio Avenue, Lakewood, Colorado 80228.

     Company telephone number: (303) 949-5834.

     Company e-mail address: service@rubadubsoaps.com

     Fiscal year for reporting purposes: May 31.

     Person(s)  to contact at Company  with  respect to  offering:  Ms.  Lisa R.
Powell.

     Telephone number (if different from above): Not applicable. Same as above.

The Offering
------------

Shares of common stock offered by this prospectus:
     Minimum............................................  100,000 shares
     Maximum............................................  800,000 shares

Price per share:                                          $.25

Termination date of the minimum offering:                 90 days from the date
                                                          of this prospectus
                                                          unless extended for up
                                                          to an additional 90
                                                          days*

Termination date of the maximum offering:                 90 days from the date
                                                          of this prospectus
                                                          unless extended for up
                                                          to an additional 90
                                                          days

Common stock outstanding prior to the offering:           3,583,000 shares

Common stock to be outstanding upon completion of
  the offering:
     Minimum............................................  3,683,000 shares
     Maximum............................................  4,383,000 shares

------------------

     *If the minimum is not obtained, the funds will be promptly returned to subscribers, without deduction or interest.

Selected Financial Information
------------------------------

     We only began selling handmade, natural, herbal soaps and gift baskets online in January 2002. We have yet to realize meaningful revenues. No assurance can be given that we will ever generate earnings from our business.

Summary Balance Sheet Data:
---------------------------
                                                                    As of
                                                                May 31, 2003
                                                              -----------------


Working capital                                                   $       10
Total assets                                                      $   12,069
Total current liabilities                                         $    3,815
Total long-term liabilities                                       $      -0-
Total stockholders' equity                                        $    8,254


Summary Operating Data:
----------------------

                                                           Year          Inception
                                                          ended           through
                                                       May 31, 2003     May 31, 2002
                                                      --------------   --------------

Revenues                                                $    1,746       $      971
Net loss                                                $  (17,548)      $  (93,848)
Net loss per share                                      $    -0-         $     (.03)
Weighted average number of shares of common stock
       and common stock equivalents outstanding          3,583,000        3,374,229



                                  RISK FACTORS

     2. List in the order of importance the factors that Rub A Dub Soap considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or that otherwise make the offering one of high risk or speculative (i.e., those factors that constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk Factors Related to Our Business
------------------------------------

     We are a  development-stage  company with limited prior business operations
     ---------------------------------------------------------------------------
and we may not be able to  establish  ourselves  as a going  concern.  We are an
---------------------------------------------------------------------
online retailer of handmade, natural, herbal soaps and gift baskets in the early development stage. Because we are a new business, we are not likely to succeed unless we can overcome the obstacles we face. We have only limited operating history on which you can base an evaluation of our business and prospects. Our efforts, since inception, have been allocated primarily to the following:

     o    Organizational activities;

     o    Developing a business plan;

     o    Obtaining interim funding;

     o Increasing our inventory of natural, vegetable-based soaps and gift baskets; and

     o    Establishing and enhancing our web site on the Internet.

     In order to establish ourselves as a significant competitor in the retail market for natural products, we are dependent upon the anticipated proceeds of this offering, the receipt of additional funds from other sources to continue business operations and/or the achievement of profitable operations. You should be aware of the increased risks, uncertainties, difficulties and expenses we face as an online retailer with limited operating history in a new and rapidly evolving market. If we are unable to raise additional funds or achieve profitability or if we encounter unexpected difficulties and expenses, then our business may fail.

     We have realized very limited  revenues and no earnings,  and we may not be
     ---------------------------------------------------------------------------
able to achieve  profitable  operations  in the  future.  We only began  selling
--------------------------------------------------------
handmade, natural, herbal soaps and gift baskets online in January 2002 and have yet to realize meaningful revenues. We realized revenues of $2,717, and a net loss of $(111,396), for the period from inception (September 28, 2001) to May 31, 2003. We may not be able to achieve profitable operations in the future from the online sale of handmade, natural soaps and gift baskets and, if sufficient demand exists, other natural products such as soap molds and soap making equipment. Our success in the business of selling handmade, vegetable-based soaps is dependent upon our achieving profitable operations or obtaining additional financing to enable us to fully implement our business plan. If we are unable to obtain additional debt and/or equity financing from this or other securities offerings or otherwise, then we will not be able to continue as a going concern unless we realize meaningful revenues. During the development stage of our operations, the revenues generated from operations can be expected to be insufficient to cover expenses.

     We expect  significant  increases  in our costs and expenses to result in a
     ---------------------------------------------------------------------------
loss for at least the next year. We cannot be certain that we will obtain enough
--------------------------------
customer traffic on our web site or a high enough volume of purchases online and/or from wholesale customers, trade shows and/or individually-hosted parties to generate sufficient revenues and achieve profitability. We intend to increase our costs and expenses substantially as we:

     o    Purchase manufacturing and office equipment and soap ingredients;

     o    Increase our sales and marketing  activities  online;  to  prospective
wholesale   customers;   and   via   trade   shows   and   direct   sales   from
individually-hosted parties;

     o Increase our general and administrative functions to support our growing operations;

     o Increase our inventory to include other types of soaps and gift baskets;

     o Expand our product line to include other natural products such as soap molds and soap making equipment; and

     o    Further develop our Internet web site.

We may find that these efforts will be more expensive than we currently anticipate or that these efforts may not result in proportional increases in our revenues, which would further increase our losses. Accordingly, we believe that we may incur an operating and net loss for at least the next year, and possibly longer, and that the rate at which we incur these losses may increase. In that event, if our revenues continued to be insufficient to cover our operating expenses, we would be unable to continue in business as a going concern unless we were able to obtain additional debt and/or equity financing. If our financial condition did not improve, we would cease operations and our shareholders would lose their entire investment.


     We have limited assets and working capital and minimal shareholders' equity
     ---------------------------------------------------------------------------
and, if our financial  condition does not improve,  we will cease operations and
--------------------------------------------------------------------------------
our shareholders will lose their entire  investment.  As of May 31, 2003, we had
----------------------------------------------------
total assets of $12,069, including $819 in cash and cash equivalents, $3,006 in inventory and furniture and equipment (less accumulated depreciation) of $8,244. Our working capital and total stockholders' equity as of May 31, 2003, were $10 and $8,254, respectively. Accordingly, we have only very limited assets, including working capital, and financial resources. Ms. Lisa R. Powell, our sole executive officer and director and principal shareholder, received 3,000,000 shares of our common stock in exchange for consideration valued at $3,050. In addition, we issued 370,000 shares of common stock to three shareholders for $370 in cash and an additional 213,000 shares of common stock to twenty shareholders for $42,600 in cash. After this offering, which, if completed, will yield net proceeds of a minimum of $19,300 and a maximum of $194,300, our working capital may be dissipated by current liabilities. Our financial condition may not improve. We believe that the proceeds of this offering, together with revenues from operations, will be sufficient to implement our business plan on a limited scale over the next year. However, we do not expect to continue in operation, without an infusion of capital, after the expiration of one year from the closing of this offering. In order to obtain additional equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial interest in our revenues, if any. See "Certain Transactions" for a more detailed description of our capitalization and financial condition.


     Because we will need to raise  additional  funds and these funds may not be
     ---------------------------------------------------------------------------
available to us when we need them, we may need to change our business plan, sell
--------------------------------------------------------------------------------
or merge our business or face  bankruptcy.  The minimum and maximum net proceeds
------------------------------------------
of this offering are $19,300 and $194,300, respectively, and, therefore, are sufficient to conduct only a limited amount of activity. If the proceeds of this offering are insufficient to enable us to continue operations until we are able to generate significant revenue or obtain additional capital on acceptable terms, our business may fail. Particularly if only the minimum number of shares of common stock being offered hereby is sold, our continued operation will be dependent on our ability to generate operating revenue or procure additional financing. Based on our current projections, we will need to raise funds after the expiration of one year from the closing of this offering through the issuance of equity, equity-related or debt securities in addition to the funds we are raising in this offering. We will need to raise additional capital sooner than one year after the closing of this offering if we are unable to sell at least the minimum number of shares of common stock being offered or if we receive the minimum proceeds and our sales are lower than expected. Additional capital may not be available to us on favorable terms when required, or at all. If this additional financing is not available to us, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. In addition, our issuance of equity or equity-related securities will dilute the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of our company. Any of these actions could cause our stock price to fall. Apart from our requirements for capital in addition to the anticipated proceeds of this offering, prospective investors should be aware of the possibility that we will not raise any funds in this offering.

     The use of our soaps and/or other  products by purchasers may subject us to
     ---------------------------------------------------------------------------
substantial  liability  and  the  $1,000,000  limit  of  our  product  liability
--------------------------------------------------------------------------------
insurance  policy may not be enough to  insulate  us from  liability.  We may be
---------------------------------------------------------------------
subject to substantial liability for loss, damages or injury to purchasers caused by the use of our handmade, natural, herbal soaps and/or other products that we may market in the future, on or in the human body. Currently, the limit of our insurance policy covering product liability claims is $1,000,000. No proceeds of this offering have been allocated to purchase any additional product liability insurance coverage. If any product liability claims were to be filed and were to be successful, we may not have adequate insurance coverage or sufficient resources to pay those claims. If we paid any claims from our working capital, our liquidity may be jeopardized and our business may fail unless we are successful in raising additional capital or increasing product sales to a meaningful level. We have no current plans to increase the limits of our product liability insurance policy. In any event, any additional coverage we obtain may not cover our liability or damages may exceed the limits of the additional coverage, if any.

     We may not succeed in  establishing  the Rub A Dub Soap brand,  which would
     ---------------------------------------------------------------------------
reduce  customer  acceptance  of our products and our  revenues.  The market for
----------------------------------------------------------------
natural products, such as handmade, vegetable-based soaps, is competitive in nature. We may lose the opportunity to build a critical mass of customers if we do not establish our brand quickly. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences. To promote our brand, we will incur substantial expense in our advertising efforts, initially, via "opt-in" e-mails, advertising on web sites that we believe our customers are likely to visit and/or mailings of brochures; our participation in test marketing promotions and campaigns with Stacy's Hallmark and, possibly, other retailers; and our attendance at industry trade shows. We will also incur substantial expense in our efforts to enter into strategic alliances with online and more traditional companies that we believe will promote our brand and drive customers to our web site. Ultimately, we will also need to expend funds to attract and train customer service personnel and to develop content to help build our brand and attract customers to our web site. We will incur additional losses if these brand promotion activities do not yield increased revenues. If we are unable to generate sufficient revenues to offset the increased expenses from brand promotional activities, our business will fail unless we succeed in raising additional capital. This additional funding may not be available to us on acceptable terms, or at all.

     Because  our sole  executive  officer and  director  is our only  employee,
     ---------------------------------------------------------------------------
devotes only 20% of her time to our  business and is not bound by an  employment
--------------------------------------------------------------------------------
agreement,  we may  not  be  able  to  achieve  profitability  or  maintain  our
--------------------------------------------------------------------------------
operations  with the  limited  time  commitment  of this  individual  and we may
--------------------------------------------------------------------------------
realize   serious   harm   if   she   leaves.    Ms.   Lisa   R.   Powell,   our
---------------------------------------------
President/Secretary/Treasurer and a director of Rub A Dub Soap, is our only employee. For the foreseeable future, we have no plans to employ any other personnel. Ms. Powell devotes approximately 20% of her time and effort to our business and affairs currently. We may not be able to achieve profitability or maintain our operations with the limited time commitment of our sole executive officer and director. We face the additional risk that Ms. Powell could leave with little or no prior notice because she is not bound by an employment agreement. If we lost the services of Ms. Powell, our business would fail unless we were successful in finding a suitable replacement. We do not have a "key person" life insurance policy covering Ms. Powell.

     We must enter into  strategic  relationships  to help  promote our web site
     ---------------------------------------------------------------------------
and, if we fail to develop, maintain or enhance these relationships,  we may not
--------------------------------------------------------------------------------
be able to  attract  and  retain  customers,  build our Rub A Dub Soap brand and
--------------------------------------------------------------------------------
enhance our sales and  marketing  capabilities.  We believe  that our ability to
-----------------------------------------------
attract customers, facilitate broad market acceptance of our products and the Rub A Dub brand and enhance our sales and marketing capabilities depends on our ability to develop and maintain strategic relationships with other natural product and related web sites and portals that can drive customer traffic to our web site. If we are unsuccessful in developing or maintaining these relationships, or if the relationships do not assist us in attracting or retaining customers, it may be difficult to grow our business.

     We may be unable to adequately protect or enforce our intellectual property
     ---------------------------------------------------------------------------
rights. We rely on trade secret law to protect our intellectual property.  These
-------
laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our web site, including the look and feel of our web site, products that we sell, product organization, product information and sales mechanics or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and our content. We have not filed an application to secure registration for our trademark, "Rub A Dub Soap," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business.

     Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, if we sell products internationally, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

     Third parties may also claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.


Risk Factors Related to This Offering
-------------------------------------

     Because of the  absence of escrow  arrangements  for the  minimum  offering
     ---------------------------------------------------------------------------
proceeds,  the funds paid for shares of common stock will not be insulated  from
--------------------------------------------------------------------------------
our  creditors,  if any. Until such time as  subscriptions  for at least 100,000
------------------------
shares of common stock have been received and accepted by Rub A Dub Soap, all proceeds from the offering will be held in our money market account at Citywide Banks, N.A., Wheat Ridge, Colorado. Customarily, entities such as Rub A Dub Soap, which are seeking to raise equity funding, provide for the escrow or other impoundment of the proceeds to be received from the minimum number of securities being offered. No such escrow or impound arrangements have been made for the minimum proceeds anticipated to by received by us from this offering. Thus, subscribers for the minimum number of shares of common stock being offered by this memorandum are subject to additional risks in that the funds paid for the shares will not be insulated from our creditors, if any.

     There is no public  market for our common  stock  and,  if a public  market
     ---------------------------------------------------------------------------
fails to develop or be  sustained,  then  investors  may be unable to sell,  and
--------------------------------------------------------------------------------
therefore  lose their  investments  in, the shares of common stock.  There is no
-------------------------------------------------------------------
public market for our common stock and there is no assurance that a public market will develop as a result of this offering or, if developed, that it will be sustained. Many brokerage firms may not effect transactions in the securities and many lending institutions may not permit their use as collateral for loans. The common stock will be traded, if at all, in the "pink sheets" maintained by members of the National Association of Securities Dealers, Inc., and possibly on the electronic Bulletin Board. We will not satisfy the requirements either for being quoted on the National Association of Securities Dealers' Automated Quotations System or for listing on any national securities exchange. Accordingly, until we qualify for NASDAQ or listing on an exchange, any trading market that may develop for the common stock is not expected to qualify as an "established trading market" as that term is defined in Securities and Exchange Commission regulations, and is expected to be substantially illiquid.

     Because our sole management member will continue to control Rub A Dub Soap,
     ---------------------------------------------------------------------------
she will be able to determine the outcome of all matters  requiring  approval of
--------------------------------------------------------------------------------
our  shareholders.  Ms. Lisa R. Powell,  our  President/Secretary/Treasurer  and
------------------
owner of  3,000,000  shares of our  outstanding  common  stock,  is a parent and controlling person of Rub A Dub Soap because of her position and share ownership. Even following the completion of this offering, Ms. Powell will own approximately 69% to approximately 82% of our outstanding shares of common stock. Therefore, our sole management member will be able to determine the outcome of all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Accordingly, persons investing in this offering will bear significant financial risk without having any significant voice in management, and cannot be assured of ever having representation on the Board of Directors. Further, Rub A Dub Soap will not benefit from direction by more than one individual. See "Principal Shareholders" for a description of management's share ownership and "Management" for background on Ms. Powell.

     New shareholders will incur substantial  dilution of approximately  $.18 to
     ---------------------------------------------------------------------------
$.19 per share as a result of this offering.  The current  shareholders of Rub A
--------------------------------------------
Dub Soap have acquired their shares of common stock at an average cost of $.01 per share, which is substantially less than the price of $.25 per share to be paid by the investors in this offering. Accordingly, the offering price is substantially higher than the book value per share of our outstanding common stock. As a result, an investor who acquires shares of common stock in this offering will incur immediate substantial dilution of approximately $.23 per share, in the event of the minimum offering, and approximately $.19 per share, in the event of the maximum offering. See "Dilution" for a more detailed description of how new shareholders will incur dilution.

     Sales of  substantial  amounts of our shares may depress our stock price. A
     -------------------------------------------------------------------------
total of 800,000 shares being offered by Rub A Dub Soap in this offering will be available for resale immediately after the effectiveness of this offering. The balance of 3,583,000 shares of common stock held by our current shareholders, including an aggregate of 3,000,000 shares held by our sole executive officer, became eligible for resale pursuant to Rule 144 commencing in September 2001. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. After this offering, we will have 4,383,000 shares of common stock outstanding, including 800,000 shares that we are selling in this offering that may be resold immediately in the public market. The remaining 3,583,000 shares have been eligible for resale in the public market pursuant to Rule 144 since September 2001.


                             BUSINESS AND PROPERTIES

     3.   With respect to the business of Rub A Dub Soap and its properties:

     (a) Describe in detail what business Rub A Dub Soap does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

General
-------

     We were organized as a Colorado corporation on September 28, 2001, and are in the early stage of development. In January 2002, we commenced operations in the online retailing of handmade, natural, vegetable-based soaps and gift baskets. As a small online retailer of soaps, we are dedicated to serving the natural product enthusiast with a variety of handmade, natural, herbal soaps and gift baskets featured on our web site located at http://www.rubadubsoaps.com,
                                                    ---------------------------
expert information and superior customer service. Information set forth on our web site does not constitute part of this prospectus. We have very limited sales and a net loss from operations for the period from our inception through the date of this prospectus. As of May 31, 2003, we had realized $2,717 in revenues and a net loss of $(111,396).

     Our objective is to become a leading online retailer of handmade, natural, herbal soaps, gift baskets and other products, such as soap molds and soap cutting equipment. Key elements of our strategy include the following:

     o Offering the broadest possible selection of handmade, natural, herbal soaps, gift baskets and/or other natural products available to our customers at competitive prices;

     o Delivering superior customer service and promoting repeat purchases through continuous enhancement of our technology, web site functionality and inventory;

     o Developing relationships with other companies that can help grow our business.

Ms. Lisa R. Powell, our sole executive officer, director and controlling shareholder, has in excess of six years of experience in producing natural, vegetable-based soaps by hand and practicing aromatherapy as a hobby. She has taken numerous courses in aromatherapy and herbology at Red Rocks Community College, Lakewood, Colorado.

Products
--------

     Our soaps are handmade with natural ingredients in small batches of thirty or fewer bars through a process called "saponification." The ingredients in the soap, which are listed in the packaging on each bar, include:

     o    Oils, including:

          o    Olive;

          o    Coconut; and

          o    Palm;

     o    Water;

     o    Lye;

     o    Pure Aromatherapy-Grade Essential Oils; and

     o    Grapefruit seed extract.

The saponification process requires the mixing of a base and an acid to produce a salt. The oils are the base, lye is the acid required in the chemical reaction and soap is the salt produced in the process. Additionally, olive oil produces a smooth bar, coconut oil creates a rich lather, palm oil produces a hard bar, pure aromatherapy grade essential oils provide fragrance and the grapefruit seed extract is a natural preservative.

Our soaps never contain any of the following ingredients:

     o    Alcohol;

     o    Petroleum products;

     o    Detergents;

     o    Artificial ingredients or colorants;

     o    Synthetic fragrances or preservatives; or

     o    Animal ingredients.

Commercially-made soaps differ from our soaps in that they typically contain animal fat or tallow and synthetic ingredients that are less desirable to consumers interested in a natural product. For example, the ingredients listed on the box of Lever 2000 are as follows: sodium tallowate, sodium cocoyl isethionate, sodium cocoate, water, sodium isethionate, stearic acid, coconut fatty acid, fragrance, titanium dioxide, sodium chloride, disodium phosphate, tetrasodium EDTA trisodium etidronate and BHT. Sodium tallowate is soap made from lye and rendered beef fat. Sodium cocoyl isethionate is a synthetic detergent; titanium dioxide is a pigment; disodium phosphate is used to adjust PH; and tetrasodium EDTA is a water softener. Trisodium etidronate and BHT are synthetic preservatives.

     The cost of producing an average bar of our soap is approximately $1.20. These soaps are presently available for sale on our web site at a price of either $2.95 or $3.95 per bar. Each bar may be purchased in multiple units or a single unit. The cost of shipping is added to the price of each purchaser's order. In addition to soaps, gift baskets prepared using a number of soaps selected by the purchaser from the variety of the soaps available on our web site from time to time, are available for purchase. The price of each gift basket includes the total of the unit prices of each bar of soap included in the basket plus an amount equivalent to two times the wholesale price we paid for the basket. In the future, we intend to produce soaps in larger batches and custom label the bars. Also, we propose to add soap molds, soap cutting equipment and/or other natural products to our inventory if we determine that sufficient demand exists for these products. We presently anticipate that we will design and manufacture the soap molds and soap cutting equipment in house. We anticipate that the molds will be boxes of various sizes with handles constructed from wood. We envision that the sides of the boxes will be fastened with hinges so as to enable the soap to be cut without removing it from the box. We anticipate that the soap cutters will consist of wooden frames of various sizes with several wires spanning the frame. The individual operating the cutter will be required to push the wires through the soap to cut the bars of soap. We intend to experiment with different types and sizes of wood until we develop the desired soap molds and cutters. We anticipate that we could develop an initial inventory of approximately ten soap molds and cutters with the minimum proceeds of this offering and a more extensive product line with the maximum offering proceeds. If we realize only the minimum proceeds from the offering, we expect that we could develop no new products other than the proposed soap molds and cutting equipment and a limited number of other types of handmade, natural, vegetable-based soaps. If we achieve the maximum offering, however, we anticipate that we will have sufficient funds with which to develop a limited number of products in addition to the molds and cutting equipment, but we have not yet determined the identity of those products.

     Sixteen types of soaps and four styles of gift baskets, each of which is wrapped in cellophane and tied with wraffia, are currently available for sale on our web site, including the following:

Soaps
-----

     o Almond Milk Soap - Almond essential oil gives the soap a delightfully sweet smell; ground almonds give this bar its texture.

     o Citrus Bar - Citrus and spice is blended in this bar to make it tangy and refreshing.

     o Fresh Scent Soap - The fresh scent in this bar is achieved with a combination of lavender, palmarosa and lemon essential oils.

     o Hippie Bar - Patchouli essential oil and lemon essential oil give this soap a distinct and earthy fragrance. Tumeric is added to provide the earthy color.

     o Honey Bar - This is a gentle bar made with olive oil and infused with calendula, chamomile and comfrey leaf.

     o Honey Oatmeal Bar - This bar is very gentle and contains bits of oatmeal to give this bar some texture.

     o Kitchen Soap - Coffee grounds are used in this soap to help remove kitchen odors. Cinnamon and almond essential oils are added.

     o Lavender Mint Bar - A cream colored bar made of lavender essential oil, with a hint of peppermint essential oil, awakens the senses.

     o Lavender Oatmeal Soap - The most popular bar, it has a terrific scent because it is made from lavender essential oil. Lavender flowers are added for texture.

     o Lemon Eucalyptus Soap - Lemon and eucalyptus essential oils are used in this bar to create the effect of a eucalyptus steam room.

     o Rise and Shine Bar - This smooth cream bar combines peppermint essential oil, with its refreshing, "wake me up" scent, and rosemary, which provides a great compliment to the peppermint scent.

     o Scrub A Dub Bar - Cornmeal is added to this lemongrass, cedarwood and pine-scented bar to give it grit. The soap is suitable for men and women.

     o Spicy Bar - This soap is a favorite of men. The spices of cinnamon, nutmeg and clove give this bar some texture. Clove essential oil is a preferred scent for many men.

     o Sunshine Bar - This bar is very cheery, using the scents of lemon, lavender and rosemary.

     o Tangerine Grapefruit Bar - This bar has a beautiful, natural orange tint from the tangerine essential oil favored by citrus lovers.

     o Tea Tree Bar - Clorophyll gives this bar its green hue. This bar is great for the whole body.

Gift Baskets
------------

     o Guest Sampler Basket - This basket contains six miniature one ounce bars of soap.

     o    Medium Gift Basket - This gift basket includes three bars of soap.

     o    Large Gift Basket - This gift basket includes five bars of soap.

     o Extra Large Gift Basket - The same basket that is used for our large gift basket is packed with eight bars of soap.

Online Retailing
----------------

     We strive to provide customers with a convenient shopping experience by providing an organized, logical and customer-friendly Internet site designed in an attractive manner so as to capture and maintain the interest of most visitors. The web site includes a high-resolution photograph of each type of soap or gift basket together with a picture and a description of the ingredients and process employed in its production. Payment arrangements can be made using credit cards. We have implemented security measures, including but not limited to layering, locking and encryption, in order to secure, to our best ability as of the date of this prospectus, the commercial transactions conducted on our web site. Detailed instructions are available on our site to enable the purchaser to consummate the purchase transaction with as much ease and simplicity as is possible.

     We attract and retain customers by emphasizing the following key factors:

     Product  Selection.  We  provide  consumers  with a  variety  of  handmade,
     ------------------
natural, vegetable-based soaps, with delivery direct to their door or the third party recipient of a gift. However, our ability to provide a selection of natural, herbal soaps and gift baskets that exceeds the selection offered by grocery stores, natural product specialty shops and others is limited by the fact that we have minimal assets and substantial net losses.

     Expert Information.  Accompanying each type of soap or gift basket featured
     ------------------
on the web site is a detailed description of the soap type(s); the quantity available, the ingredients, the distinctive attributes and price; a photograph; and any other relevant information. We tightly integrate broad product selection with highly relevant content, providing consumers with the information they need to make informed purchase decisions.

     Superior  Shopping  Experience.  We believe  that we provide an  intuitive,
     ------------------------------
easy-to-use web site, offering product selection supported by tightly integrated, relevant resource information. Each product presentation is supported by a high-resolution photograph of the soap or gift basket available for sale on our web site.

     Money-Back and Other Guarantees. We provide each customer with a thirty-day
     -------------------------------
guarantee permitting the return of the unused product if the customer is not satisfied. We guarantee that each bar of soap is handmade and comprised of natural materials.

Wholesale Sales
---------------


     We successfully completed a four-month test marketing trial with Stacy's Hallmark, owner of eleven Hallmark card stores, including eight stores located in the Denver, Colorado, area and three stores located in Phoenix, Arizona. The trial was conducted in four Denver area stores. A total of ninety-six bars of soap were sold during the trial. Gift baskets were not offered. At the end of the four-month trial period, Stacy's Hallmark advised us that, if we improved our packaging, it would conduct a full marketing campaign and promotion of our handmade, natural, vegetable-based soaps and gift baskets in all eleven stores. We modified our packaging to satisfy Stacy's Hallmark and we received an order for a total of forty-eight bars of soap and twelve gift baskets, including twelve bars of soap and three gift baskets for each of the four stores that participated in the test marketing trial, in December 2002. We expect to receive additional orders for soaps and gift baskets for the Hallmark card stores owned by Stacy's Hallmark at such time as we can provide the marketing support materials Stacy's Hallmark has requested in order to properly display the soaps and gift baskets. We anticipate that the full marketing promotion and campaign of our products with Stacy's Hallmark will be ongoing during the term of our relationship with Stacy's Hallmark.


Trade Shows and Direct Sales
----------------------------

     Depending upon the availability of funding from this offering, we intend to display our soaps, gift baskets and any new products, such as soap molds and soap cutting equipment, at natural product trade shows held in various large cities in the United States. In the event of the minimum offering, we intend to attend one or two such industry trade shows and, in the event of the maximum offering, approximately five such shows, including the trade and gift shows held annually in New York City, New York, and Chicago, Illinois. We also have plans to generate direct sales at parties hosted by individuals who receive product as compensation. Although no such parties have yet been held, we anticipate that the host of the party would receive compensation in the form of soaps and/or gift baskets equivalent in value to 10% of the gross product sales generated at the party.

Fulfillment and Distribution
----------------------------

     We currently fulfill all customer orders from our facilities in Lakewood, Colorado. We make our soaps by hand from ingredients, primarily herbs and natural fruits, received from our suppliers. We also receive baskets from our suppliers that we use to produce gift baskets. Our sole executive officer and director makes soaps and prepares gift baskets to fill customer orders. We presently manually update product availability on our web site. We pack the items on location at our offices and then deliver them to UPS, the United States Postal Service or other shipping company for distribution to consumers anywhere in the United States. We are committed to shipping accurate orders, efficiently and effectively. Generally, the delivery time is within ten business days from the date of the receipt of the order. We charge each customer in advance for the shipping costs associated with the order. Our management brings to Rub A Dub Soap her determination in fulfillment and distribution. We intend to obtain office and/or warehouse space as the need for more production and product availability grows.

Customer Service
----------------

     The typical shopping experience begins with the search for products that meet specific needs, including the ordering process and extends through product delivery and post-purchase support. We believe that the ability to accurately fulfill orders, ship products quickly to a customer's door or efficiently handle customer inquiries is as important to customer satisfaction as product selection. In this connection, we believe that a high level of customer service and support is critical to retaining and expanding our customer base. No portion of the proceeds of this offering has been allocated for the employment of any customer support personnel. Accordingly, we expect to be dependent upon the proceeds, if any, to be received from future equity and/or debt financing for this purpose. Accordingly, while we will not have the financial resources as a result of this offering to employ any customer service personnel, we intend to develop our own in-house customer service operation in the future. Our sole management member is available via e-mail, generally, from 8:00 a.m. to 5:00 p.m., Mountain Time, Monday to Friday, and can also be reached by voicemail. Presently, we provide by e-mail order and shipping confirmation (with tracking numbers), notification of customers regarding out-of-stock situations and, for those orders, frequent updating of customers on order status.

     We are dedicated to customer satisfaction. We deliver on this commitment in a number of ways, including:

     o Product guarantee, including a thirty-day refund if the shipment is not satisfactory;

     o Customer service guarantee of a one-business day response time for all inquiries;

     o Privacy guarantee to use personal information exclusively to process orders and not to sell, trade or rent the information to other companies; and

     o Security guarantee ensuring protection of personal information and compensation to consumers for the amount of their liability, up to $50, in the unlikely event of unauthorized interception and use of their credit card.

Technology and Network Operations
---------------------------------

     We have implemented services and systems for site management, searching and customer interaction. Our system has been custom-designed and written for performance, reliability and scalability using software applications for:

     o Displaying soaps, gift baskets and other products in an organized, logical and customer-friendly way;

     o    Accepting, verifying, organizing and managing customer orders;

     o    Notifying and updating customers of order status; and

     o    Managing shipment of products.

     These systems and services employ a combination of our own proprietary technologies and commercially available, licensed technologies. Our proprietary technologies are embodied in software that is exclusively owned and implemented by Rub A Dub Soap. We have a non-exclusive license to use a shopping cart commerce application, which has been customized for us. This commerce application is integrated with our custom software, enabling a fully automated order fulfillment process. We realize many benefits from the integration of these systems, including:

     o    Tracking customer orders through the entire supply chain in real-time;

     o    Making rapid changes to processes such as a change in shipping policy;
and

     o    Efficiently expanding our infrastructure.

     Our web server is a standard Intel-based server running the FreeBSD software operating system. Our web server is located at 12441 West 49th Avenue, Suite #8, Wheat Ridge, Colorado 80033, with power backup and high-speed Internet connection. We pay hosting fees in the amount of $10.00 per month for use of the server. We address the goals of performance, reliability and scalability. Our objective is to have fast download times and make use of caching and load balancing at the web server and application level for optimal performance. We outsource development work to outside consultants. Our web site is up and running twenty-four hours a day, seven days a week. We anticipate that we will continue to devote significant resources to product development in the future as we add new features and functionality to our web site.

     (b) Describe how these products or services are to be produced or rendered and how and when Rub A Dub Soap intends to carry out its activities. If Rub A Dub Soap plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of Rub A Dub Soap, and the estimated amount. If Rub A Dub Soap is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

     See the response to Item 3.(a) hereinabove. We produce each bar of soap by hand using a minimal amount of fresh, natural ingredients, primarily natural fruits and herbs, and basic utensils. We spend at least six weeks in the production and curing of a batch of soaps. We believe that our soap is especially effective in revitalizing and freshening the skin because of our usage of only fresh ingredients. We choose our suppliers based upon the quality and price of the merchandise available. We believe that, because of the increasing popularity of natural products, we will have no difficulty in obtaining quality supplies of fruits and herbs, primarily, at attractive prices from a variety of suppliers.

     Currently, our products are limited to the sixteen types of handmade, natural, herbal soaps and four styles of gift baskets described above. In the future, we propose to add new products, such as soap molds and soap cutting equipment, to our product line if we determine that sufficient demand exists for these products. We have allocated the sums of $1,295 (5.18%) of the minimum net proceeds and $32,500 (16.25%) of the maximum net proceeds expected, without assurance, to be received from this offering for new product development. However, because the funds anticipated to be received from this offering are limited, especially in the event of the minimum offering, the number of new products that we will be able to develop with these funds will also be limited.

If we realize only the minimum offering proceeds, we expect that we could develop no new products other than soap molds and cutting equipment and new types of handmade, natural, herbal soaps. We anticipate that we could develop and produce an inventory of approximately seven soap molds and approximately seven soap cutters with $1,095, and complete the development of a limited number of new types of natural, vegetable-based soaps with $200, of the minimum proceeds of this offering. In the event of the maximum offering, we expect that we could develop a more extensive line of soap molds and cutters, a greater number of new types of natural, herbal soaps and a limited number of other natural products. However, we have not yet identified any other natural products that we may attempt to develop using the maximum proceeds of this offering in the amount of $32,500 allocated for new product development. Accordingly, we cannot estimate the amount that will be necessary to complete development of any prospective new products.

     We intend to expand our activities with the proceeds, if any, available from this offering and/or otherwise. Our current plans include the development of new products, such as soap molds and soap cutting equipment; increased marketing to wholesalers, via trade shows and direct sales generated from individually-hosted parties and in other new markets; and the enhancement and improvement of our Internet web site. We have allocated the sums of $40,000 (20%), $32,500 (16.25%) and $15,000 (7.5%) of the maximum proceeds of this offering for marketing, new product development and enhancement of the web site, respectively. Depending upon the availability of capital, we also have plans to attend trade shows held annually throughout the United States.

     (c) Describe the industry in which Rub A Dub Soap is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

     See the response to item 3.(a) hereinabove with regard to the limitation of our business to the marketing, sale and distribution of handmade, natural, vegetable-based soaps using recipes developed by our sole executive officer and director, and gift baskets. We presently market our products online. Our Internet web site enables us to market our products throughout the world, although our primary target market continues to be the United States. The
Internet has become an increasingly significant medium for commerce in many industries. Our success depends upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our target customers. While we cannot be certain, we expect rapid growth in the use of and interest in the Internet to continue, although the rate of growth may not be at historical rates. We occupy a small niche within the sizable industry of the manufacture, marketing and distribution of natural products. We believe that our business may not be profitable for the next several years during which expenses related to our expansion may cause us to continue to incur a loss from operations. The market for natural products of all types, including the natural, handmade, vegetable-based soaps and gift baskets that we offer, has increased dramatically in recent years. While we believe, we cannot be certain, that this recognized industry trend will continue in the future.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for Rub A Dub Soap's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that Rub A Dub Soap has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of Rub A Dub Soap's competitors in the area of competition in which Rub A Dub Soap is or will be operating. State why Rub A Dub Soap believes it can effectively compete with these and other companies in its area of competition.

     We expect to compete on the basis of our reputation among customers as a quality provider of products that are "100% money-back guaranteed" and, to a lesser extent, on the basis of price. The market for natural and handmade soaps has grown substantially in the past five years. Competition is expected to intensify in the future, which may result in price reductions, fewer customer orders, reduced gross margins and loss of market share. We currently or potentially compete with a variety of companies located both inside and outside the United States that retail soaps, gift baskets, and/or other natural products. Many of our current and potential traditional store-based competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. These companies include grocery stores, organic or natural food stores and small specialty shops. Many of these current and potential competitors can devote substantially more resources to web site and systems development than we can. In addition, larger, more well-established and financed entities may acquire, invest in or form joint ventures with online competitors as the use of the Internet and other online services increases.

     We are aware of a limited number of other companies that are presently retailing natural soaps and/or other natural products online. We believe that there will be an increasing number of online retailers of natural products of the types being offered by us and, in the instance of certain soaps, identical to the soaps we offer. Some of our competitors may be able to secure ingredients from suppliers on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet.

     We believe that the following are principal competitive factors in our market:

     o    Web site recognition;

     o    Inventory selection;

     o    Streamlined shopping experience;

     o    Reliability and speed of order shipment;

     o    Customer service;

     o    Speed and accessibility of web site;

     o    Convenience; and

     o    Price.

     While we expect to compete on the basis of our reputation among customers as a quality provider of products and, to a lesser extent, on the basis of price, we are not certain that this strategy will be successful. Ultimately, we seek to exceed the more limited selections of natural, herbal soaps and gift baskets, if any, offered by grocery stores, organic or natural food stores and natural product specialty shops. We believe that we will be able to exceed the selections of soaps of these traditional stores because we will not be limited with respect to display and storage area. We hope, to the extent practicable, to minimize our weaknesses, including, among others, our undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a customer base and market recognition, through our focus on the Internet; which eliminates the need for a retail facility and a sizeable marketing staff. However, our opportunity to obtain wholesale and other larger customers may also be limited by our financial resources and other assets.

     Our soaps are presently available for sale on our web site at a price of either $2.95 or $3.95 per bar. The price of each of our gift baskets includes the total of the unit prices of each bar of soap included in the basket plus an amount equivalent to two times the wholesale price we paid for the basket. The cost of shipping is added to the price of each purchaser's order. Generally, we believe that our soaps and gift baskets are priced lower than soaps and gift baskets of similar quality available from our competitors.

Note: Because this Prospectus focuses primarily on details concerning Rub A Dub Soap rather than the industry in which Rub A Dub Soap operates or will operate, potential investors may wish to conduct their own separate investigation of Rub A Dub Soap's industry to obtain broader insight in assessing Rub A Dub Soap's prospects.

     (d) Describe specifically the marketing strategies Rub A Dub Soap is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for Rub A Dub Soap to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of Rub A Dub Soap's sales. Describe any major existing sales contracts.

     We have allocated the sums of $2,220 (8.88%) of the minimum proceeds, and $40,000 (20%) of the maximum proceeds, of this offering for marketing. Our marketing strategy is designed to meet or exceed customer expectations, drive repeat purchases and build enduring brand equity. In order to implement this strategy, we intend to implement an integrated marketing campaign that includes the following:

     o    Advertising;

     o Participation in a full marketing campaign and promotion with Stacy's Hallmark;

     o    Attendance at industry trade shows; and

     o Direct sales generated at parties hosted by individuals who receive product as compensation.

We have initiated our proposed integrated marketing campaign with regard to the first two methods described above. However, the proposed campaign is in the design stage insofar as the last two methods above-described and we have not yet taken any steps toward their implementation. We are dependent upon the anticipated proceeds of this offering for funding with which to attend trade shows featuring soaps and other natural products. In the future, depending upon the availability of funding, we intend to target businesses, in addition to consumers, as potential customers as part of our marketing strategy.

     Advertising.  We will design our advertising to build brand equity,  create
     -----------
awareness and generate initial purchases of soaps and gift baskets sold on our web site and otherwise. Depending on the availability of funds, we intend to use a mix of advertising methods, including:

     o Word of mouth referrals by satisfied customers, friends and relatives and recipients of our products as gifts;

     o    Online banners, text links and e-mail newsletters; and

     o Mailings of brochures to, among others, prior customers and recipients of our products.


     Marketing  Promotion  and  Campaign  with Stacy's  Hallmark.  At the end of
     -----------------------------------------------------------
September 2002, we successfully completed with our handmade, natural, vegetable-based soaps a 120-day test marketing trial with Stacy's Hallmark, owner of eleven Hallmark card stores located in the Denver, Colorado, area and Phoenix, Arizona. Stacy's Hallmark sold its initial order for soaps that were available in four of the Denver, Colorado, area Hallmark card stores. A total of ninety-six bars of soap were sold during the marketing trial. Gift baskets were not offered. We modified the packaging of our soaps based upon the results of the test marketing trial. Because results of the trial were favorable, Stacy's Hallmark has verbally indicated, without assurance, that it will conduct a full marketing promotion and campaign featuring our products in all eleven Colorado and Arizona stores. In December 2002, Stacy's Hallmark ordered a total of forty-eight bars of soap and twelve gift baskets, including twelve bars of soap and three gift baskets for each of the four stores that participated in the test marketing trial. We expect Stacy's Hallmark to order soaps and gift baskets for its Hallmark card stores in the future when we are able to supply the marketing support materials Stacy's Hallmark has requested in order to properly display the soaps and gift baskets. We anticipate that the full marketing promotion and campaign of our products with Stacy's Hallmark will be ongoing during the term of our relationship with Stacy's Hallmark.


     Attendance at Industry  Trade Shows.  Depending  upon the  availability  of
     ------------------------------------
funding from this offering, we intend to display our soaps, gift baskets and any new products, such as soap molds and soap cutting equipment, at natural product trade shows held in various large cities in the United States. In the event of the minimum offering, we anticipate attending one or two such industry trade shows and, in the event of the maximum offering, approximately five such shows, including the annual trade and gift shows held in New York City, New York, and Chicago, Illinois.

     Direct sales generated at parties hosted by individuals who receive product
     ---------------------------------------------------------------------------
as  compensation.  We have plans to generate  direct sales at parties  hosted by
----------------
individuals who receive product as compensation. Although no such parties have yet been held, we anticipate that the host of the party would receive compensation in the form of soaps and/or gift baskets equivalent in value to 10% of the gross product sales generated at the party.

     We expect that we may incur losses for the next several years as a result of the expansion of our operations. In order for us to operate profitably, the funds we expend for hosting, maintenance, expansion, enhancement and otherwise in connection with our web site will be required to be offset by the revenues realized from online sales. The full marketing and promotional campaign in which we are participating with Stacy's Hallmark, Denver, Colorado, may not be successful. Further, we have not yet attended any industry trade shows or conducted any individually-hosted parties to generate direct product sales. Accordingly, we have no basis upon which to predict the volume of sales, if any, that can be expected from these events. We have conducted no marketing studies. None of our customers accounts for, or based upon existing orders will account for, a major portion (20% or more) of our sales. We have no existing sales contracts.

     (e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

     We have no backlog of written firm orders for our handmade, natural, vegetable-based soaps and gift baskets.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the typical orders. If Rub A Dub Soap's sales are seasonal or cyclical, explain.

     Not applicable. See the response to this Item above. Rub A Dub Soap experiences increased sales on holidays and, in particular, Mother's Day.

     (f) State the number of Rub A Dub Soap's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operation, administrative, etc.) Rub A Dub Soap will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If Rub A Dub Soap's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements Rub A Dub Soap has or will have with its employees.

     Ms. Lisa R. Powell, our sole executive officer and director, is our only employee currently. We do not anticipate the employment of any additional individuals within the next twelve months. We have no plans to adopt any supplemental benefits or incentive arrangements at the present time.

     (g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that Rub A Dub Soap owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties Rub A Dub Soap intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

     We presently own no real property. We maintain our offices at the residence of Ms. Lisa R. Powell, the President/Secretary/Treasurer, the sole director and an 83.7% shareholder of Rub A Dub Soap, located at 13279 West Ohio Avenue, Lakewood, Colorado 80228. We paid a total of $1,200 at the rate of $150 per month to Ms. Powell during the period from February through September 2002 to use her residence. Since October 1, 2002, we have maintained our offices at Ms. Powell's residence free of charge. We have allocated the amount of $1,800 of the proceeds of this offering to pay rent to Ms. Powell during the period of one year following the closing of this offering at the rate of $150 per month. These arrangements are verbal and we have no lease with Ms. Powell to rent premises at her residence for the one-year period following the closing of the offering. The space we currently occupy is expected to be adequate to meet our foreseeable future needs if we realize the minimum proceeds of this offering. In the event of the maximum offering, we have allocated the sum of $12,000 for the rental of office space in the Denver, Colorado, area from an unaffiliated third party at the rate of approximately $1,000 per month. We have allocated no portion of the proceeds of this offering for the purchase of any real property.

     As of May 31, 2003, we had personal property valued, at historical cost, at a total of $11,250, including inventory, $3,006, and furniture and equipment, $8,244. We have allocated the sums of $1,750 (minimum) and $35,000 (maximum) out of the offering proceeds for the purchase of manufacturing and office equipment and the sums of $1,560 (minimum) and $15,000 (maximum) for the purchase of soap ingredients, including aromatherapy-grade essential oils, coconut, olive and palm oils, herbs, grains, milk and honey, and packaging materials, including handmade paper, cellophane and wraffia.

     (h) Indicate the extent to which Rub A Dub Soap's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by Rub A Dub Soap for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

     We rely on trade secret law to protect our intellectual property. These laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our web site, including the look and feel of our web site, products that we sell, product organization, product information and sales mechanics or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and our content. We have not filed an application to secure registration for our trademark, "Rub A Dub Soap," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business.

     Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, if we sell our handmade, natural, vegetable-based soaps and gift baskets internationally, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

     We have expended no funds for research and development during our last fiscal year ended May 31, 2003, and we do not expect to incur any research and development expenditures this year.

     (i) If Rub A Dub Soap's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon Rub A Dub Soap.

     Because our handmade, natural, vegetable-based soaps fall within the U.S. Food and Drug Administration's definition of "soap," they are regulated by the Consumer Product Safety Commission under authority of the Hazardous Substances Act. The Consumer Product Safety Commission's jurisdiction covers most noncosmetic, nondrug substances used in the home. The Federal agency develops voluntary standards with industry and issues and enforces mandatory standards or bans consumer products if no feasible standard would adequately protect the public. It conducts research on potential product hazards and obtains the recall of products that it believes pose potential risk for serious injury or death, or arranges for their repair. Additionally, the Consumer Product Safety Commission informs and educates consumers through the media, state and local governments, private organizations and by responding to consumer inquiries on, among other things, what safety features to look for in products.

     We are not currently subject to direct federal, state or local regulation other than the Hazardous Substances Act and regulations applicable to businesses generally or directly applicable to retailing or electronic commerce. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and security of information. Furthermore, the growth of electronic commerce may prompt demand for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third persons and has proposed regulations restricting the collection and use of information from minors online. We do not currently provide individual personal information regarding our users to third persons and we currently do not identify registered users by age. However, the adoption of additional privacy or consumer protection laws could create uncertainty in usage of the Internet and reduce the demand for our products and services or require us to redesign our web site.

     We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and personal privacy. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for our products, increase the cost of doing business as a result of litigation costs and/or increase product delivery costs.

     (j) State the names of any subsidiaries of Rub A Dub Soap, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

     Not applicable. We have no subsidiaries.

     (k) Summarize the material events in the development of Rub A Dub Soap (including any material mergers or acquisitions) during the past five years, or for whatever lesser period Rub A Dub Soap has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If Rub A Dub Soap has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Prospectus accordingly).

     There  have  been  no  material  events,  such  as  mergers,  acquisitions,
spin-offs,   recapitalizations,   stock  splits  or  stock  dividends,   in  our
development since our inception on September 28, 2001.

     4.(a) If Rub A Dub Soap was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur, or the milestones that in management's opinion Rub A Dub Soap must or should reach, in order for Rub A Dub Soap to become profitable, and indicate the expected manner of occurrence or the expected method by which Rub A Dub Soap will achieve the milestones.

     In order to become fully operational and profitable, we must achieve each of the milestones described below.

     o    We must increase our inventory of handmade,  natural,  vegetable-based
          ----------------------------------------------------------------------
soaps and gift baskets.  We will incur expenses for soap ingredients,  including
-----------------------
aromatherapy-grade essential oils, coconut, olive and palm oils, herbs, grains, milk and honey, and packaging materials, including handmade paper, cellophane and wraffia, needed to increase our inventory of soaps and gift baskets. We estimate that we must produce and sell approximately 89,000 bars of soap, at the rate of approximately 7,417 bars per month, in the initial one and one-half years after the conclusion of this offering in order to break even. Through September 1, 2003, we sold a total of 672 bars of soap, an aggregate of thirty-eight medium gift baskets, a total of nine large gift baskets and one extra large gift basket. We sold an average of forty-seven bars of soap, one large gift basket and three medium gift baskets on a monthly basis. The cost of soap ingredients and packaging material required to produce 7,417 bars of soap per month is approximately $8,900. We have allocated the sum of $15,000 out of the maximum anticipated proceeds of this offering and the amount of $1,560 out of the minimum offering proceeds for ingredients and materials necessary to hand make and package additional soaps and gift baskets. These supplies are sufficient in order to manufacture approximately 12,500 bars of soap in the event of the maximum offering and approximately 1,300 bars in the event of the minimum offering. Accordingly, if the maximum offering is achieved, we will have sufficient funds to produce the target 7,417 bars of soap for a period of less than two months after the closing of the offering and, in the event of the minimum offering, we will only be able to produce approximately 18% of the target amount for the first month. Accordingly, we will be dependent upon debt and/or equity financing in addition to the proceeds of this offering in order to increase our inventory of handmade, natural, herbal soaps and gift baskets to a level that will enable us to break even or become profitable. This additional needed capital may not be available upon acceptable terms, or at all.


     We plan to achieve the above-described milestone of full production capacity of 7,417 bars of soap monthly by raising additional capital and implementing our proposed integrated marketing campaign. The above-described specific types of marketing our brand name are not exhaustive and we intend to employ all available methods, depending upon the available capital from this offering and/or other equity and/or debt financing. Additionally, we intend to implement the home party direct sales program described below. We do not envision that we would focus upon this type of marketing as intensively in our integrated marketing program to be implemented with the maximum proceeds of this offering and any other available funding as we would if we achieve only the minimum offering.

     If we succeed in raising only the minimum proceeds in this offering and we are unable to obtain additional financing, we will operate on a limited scale. In that event, we expect that the number of bars of soap that we would need to produce and sell each month in the initial one and one-half years after the conclusion of the offering in order to break even would be approximately 3,796 bars of soap. We have allocated the sum of only $3,000 for marketing if we realize only the minimum proceeds from this offering. Accordingly, we would have very limited funds available for the types of marketing our brand name described above. Rather than focusing upon these more expensive marketing methods, we plan to emphasize the home party direct sales program in the event of the minimum offering. The individual host of each party would receive compensation in the form of soaps and/or gift baskets equivalent in value to 10% of the gross product sales generated at the party. As of the date of this prospectus, we have not yet held any individually-hosted, home parties. If we were successful in implementing the home party direct sales program, we would endeavor to expand the program into major cities in Colorado in addition to Denver, Colorado, and in California.

     o    We must  thoroughly  market  the "Rub A Dub Soap"  brand  name and our
          ----------------------------------------------------------------------
products.  We will conduct brand name marketing  through "opt-in" e-mails on the
---------
Internet during the initial year of our operation following the closing of this offering. The cost of the list of persons who will accept these e-mails is $1,400. We believe that we will need to purchase this list every four months during the first year of our operation after the closing of this offering and, accordingly, we would need to expend a total of approximately $4,200 for lists during the first year. In the event of the maximum offering, we would have sufficient funds out of the amount of $40,000 allocated for marketing with which to purchase "opt-in" e-mail lists for at least one year. If we only achieve the minimum offering, we would probably purchase only a single list. We expect to purchase an "opt-in" e-mail list within fifteen days after the closing of this offering and, thereafter, every four months, depending upon available capital. Additionally, we will need to expend approximately $3,100 to $4,000 for advertising on web sites on the Internet that we believe our customers are likely to visit, including registering with various search engines, during the first year of operation following the closing of this offering. We expect to initiate this Internet advertising, for which we expect to be billed monthly on an ongoing basis, within six months after the conclusion of this offering. We also expect to expend funds to promote and position our brand via mailings of brochures. We estimate the cost of each mailing of a full color brochure and order forms to all of our customers to be approximately $4,400. We intend to conduct the initial brochure mailing to all customers within 160 days following the closing of this offering and periodically thereafter, subject to available funding. In the event of the maximum offering, we anticipate having funds available for Internet advertising in addition to "opt-in" e-mails and/or mailings of brochures. However, if only the minimum offering is achieved, we expect our Internet marketing campaign to be limited to "opt-in" e-mails and there may be no funding available for advertising via brochure mailings. We will also need to incur substantial expense in our efforts to enter into strategic alliances with online and more traditional companies that we believe will promote our brand and drive customers to our web site. We are unable to foresee the cost of entering into any of these arrangements as of the date of this prospectus. Our efforts to consummate these proposed alliances with online and traditional companies will be ongoing, but we do not know when, if ever, we will be successful in consummating one or more alliances. Ultimately, we will also need to expend funds to attract and train customer service personnel and to develop content to help build our brand and attract customers to our web site. We expect to expend the sum of approximately $2,000 per month for these purposes initially. We anticipate, without assurance and subject to available funding, that we would be able to implement a customer service program within six months after the conclusion of this offering. These last two milestones are long-range in nature and we have no anticipated sources of funding for their accomplishment as of the date of this prospectus.

     o    We must attend  trade  shows.  We believe that we must attend at least
          -----------------------------
the two major trade and gift shows held annually in the United States in Chicago, Illinois, and New York City, New York, in our initial year of operation following the closing of this offering. The New York International Gift Fair is held from February 1 through 6, and the Chicago Gift Show is held from July 23 through 30, of each year. We estimate the cost of attending these two trade shows to be approximately $24,000. If we are successful in raising the maximum funds from this offering, the sum of $40,000 allocated for marketing will be adequate to cover the costs of attending these two shows. Further, we may expend a portion of the balance of the funds allocated for marketing to attend smaller trade and gift shows held elsewhere in the United States. We have not yet determined to attend any of these shows because we do not yet know whether sufficient funding will be available. If we succeed in raising only the minimum offering proceeds, we will depend upon revenues from product sales and/or additional debt and/or equity capital with which to pay the expenses of attending these trade and gift shows. Based upon our current sales, it is unlikely that we will be able to attend any of these shows in the event of the minimum offering unless we are able to raise additional funding upon acceptable terms.

     o    We must  develop a full line of new  products,  including,  initially,
          ----------------------------------------------------------------------
soap molds and soap making equipment. We have allocated the sums of $1,295 (5.18%) of the minimum net proceeds and $32,500 (16.25%) of the maximum net proceeds expected, without assurance, to be received from this offering for new product development. If we realize only the minimum offering proceeds, we expect that we could develop no new products other than soap molds and cutting equipment and a limited number of new types of handmade, herbal soaps. We anticipate that we could develop and produce an inventory of approximately seven soap molds and approximately seven soap cutters with $1,095, and complete the development of a limited number of new types of vegetable-based soaps with $200, of the minimum proceeds of this offering. In the event of the maximum offering, we expect that we could develop a more extensive line of soap molds and cutters, a greater number of new types of herbal soaps and a limited number of other products. However, we have not yet identified any other products that we may attempt to develop using the maximum proceeds of this offering in the amount of $25,000 allocated for new product development. Accordingly, we cannot estimate the amount that will be necessary to complete development of any prospective new products. We intend to commence the pursuit of this milestone within the initial six months after the conclusion of this offering. However, we do not expect to develop a full line of new products prior to eighteen months after the closing of this offering, at the earliest.

     o    We must  enhance  our web  site.  We will need to  continue  to devote
          --------------------------------
significant resources to add new features and functionality to our web site in the future. These features and systems may relate to, among other things, product display; site, customer order and shipment management; customer interaction; and performance, reliability and scalability. Our objective is to have fast download times and achieve optimal performance. We expect that the sum of $15,000 out of the maximum offering proceeds allocated for enhancement of our web site will be sufficient to accomplish this milestone in the initial year after the closing of this offering. In subsequent years, a portion of sales revenues and/or financing in addition to that received from this offering will need to be allocated for web site enhancement. In the event of the minimum offering, there will be insufficient funds available for additional work on our web site during the first year unless we realize a meaningful amount of revenues from product sales. We will allocate resources for enhancement of our web site on an ongoing basis based upon, among other things, input from our customers and identifiable trends in electronic commerce.

     We are currently in the process of increasing our soap and gift basket inventory. We will pursue the other steps with the funds raised in this offering of common stock, if any. However, funding for the completion of these milestones is dependent upon the receipt of capital from equity and/or debt financing in addition to that anticipated from this offering and/or the realization of profits from operations. Because of this, we are unable to anticipate the timing of the milestones from when we begin offering the shares of common stock after effectiveness of the registration statement of which this prospectus is a part. Further, because we have only commenced the first milestone listed above, we are not yet able to determine the costs associated with each milestone.

     (b) State the probable consequences to Rub A Dub Soap of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon Rub A Dub Soap's liquidity in view of Rub A Dub Soap's then anticipated level of operating costs. (See Questions No. 11 and 12)

     The probable consequences to us of delays in achieving each of the milestones listed in Item 4.(a) immediately above is that we will likely continue to incur operating and net losses during the period of the delays, and the rate at which we incur these losses may increase. Any delays are expected to have an adverse effect on our liquidity because we intend to increase our costs and expenses substantially as we purchase soap ingredients, soap making utensils and software and computer supplies; increase our sales and marketing activities; increase our general and administrative functions to support our growing operations; and further develop our Internet web site. In the event that we are unable to implement our business plan and/or continue as a going concern because of the realization of continuing losses, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.

     We have no plans to make any changes in our current business plan so long as management determines it to be viable and we are able to continue in business as a going concern. The factors that management intends to consider in making the determination as to whether our business plan is viable include, among others, (i) the amount of proceeds we realize from this offering, (ii) the results of our efforts to raise funding in addition to that anticipated from this offering, (iii) the results of the full marketing campaign and promotion of our soaps and gift baskets to be conducted by Stacy's Hallmark in its eleven Hallmark card stores; (iv) the number of orders we receive from natural product trade shows; (v) the amount of direct sales we generate at parties to be hosted by individuals who receive product as compensation; and (vi) our success in developing and selling new products, including soap molds and cutting equipment. If, at any time, based upon consideration of the foregoing factors, management determines that we are unable to implement our business plan or continue in operation as a going concern, we will explore all available alternatives, including a possible change in our business plan, sale of our business, merger, acquisition or other business combination with another company or, if unavoidable, voluntary bankruptcy filing. However, even if we are achieving the milestones required in order for us to become profitable, we intend to consider any attractive business opportunity presented to us, including, but not limited to, the sale of our business to a larger natural product company or a joint venture, merger or other business combination with a small or mid-sized company for the purpose of increasing our market share or manufacturing capacity. As of the date of this prospectus, we have no present intent to change our business plan, sell our business or merge with or acquire another company.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.


                             OFFERING PRICE FACTORS

     If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

     5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

     Total $(17,548) ($-0- per share) for the year ended May 31, 2003.

     6. If Rub A Dub Soap had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

              Offering Price Per Share            =
     ------------------------------------------       -------------------------
     Net After-Tax Earnings Last Year Per Share       (price/earnings multiple)

     Not applicable. We had a loss for the year ended May 31, 2003.

     7.(a)What is the net tangible book value of Rub A Dub Soap? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

     $8,254 ($.002 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

     The difference between the price per share of common stock being offered hereby and the net tangible book value per share is primarily attributable to the fact that the initial four shareholders of Rub A Dub Soap, including Ms. Lisa R. Powell, our sole executive officer and director, acquired their aggregate 3,370,000 shares, representing 94.1% of our outstanding shares, of common stock at a cost of approximately $.001 per share, which is substantially less than the price of $.25 per share to be paid by the investors in this offering. If this offering is successful and we succeed in expanding our business as described in Item 3.(b) above and in achieving the milestones described in Item 4.(a) above, we expect that our sales, revenues, assets, shareholders' equity and net tangible book value will increase; our liquidity may improve; and we may achieve profitability.

     (b) State the dates on which Rub A Dub Soap sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to Rub A Dub Soap at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

  Date                              Relationship        Number        Price
 Of Sale    Name of Shareholder    of Shareholder     of Shares     Per Share    Consideration
--------    -------------------    ---------------    ----------    ---------    -------------

9/28/01     Lisa R. Powell         President, Secre-  3,000,000       $.001           (1)
                                   tary, Treasurer
                                   and Director

11/29/01    Bruce A. Capra              None            135,000       $.001          $135.00(3)

12/10/01    Derek J. Jones(2)           None            135,000       $.001          $135.00(3)

1/2/02      Paul J. Zueger              None            100,000       $.025        $2,500.00(4)

1/31/02     Paul J. Zueger              None             25,000        $.20        $5,000.00

1/24/02     Aylin Cankardes             None             20,000        $.20        $4,000.00

1/16/02     Bruce Granger               None              5,000        $.20        $1,000.00

1/21/02     Joan Granger                None              5,000        $.20        $1,000.00


                                       37






1/21/02     Albert Guida                None                500        $.20          $100.00

1/18/02     Michael Legler              None             25,000        $.20        $5,000.00

1/25/02     Karen Lucht                 None             25,000        $.20        $5,000.00

1/21/02     Margolis Trust              None             15,000        $.20        $3,000.00

1/21/02     Barry Meyer                 None             10,000        $.20        $2,000.00

1/21/02     Jodi Meyer                  None              5,000        $.20        $1,000.00

1/17/02     Darlene Nelson              None             15,000        $.20        $3,000.00

1/22/02     Lynn Ohmstede               None              5,000        $.20        $1,000.00

2/12/02     Michael Robinson            None                250        $.20           $50.00

2/12/02     Tracy Robinson              None                250        $.20           $50.00

1/30/02     James Scheel                None                500        $.20          $100.00

1/22/02     Mark Shaner                 None              1,250        $.20          $250.00

1/22/02     Christopher Townson         None                250        $.20           $50.00

1/23/02     Robin Kolsky Yaeger         None              5,000        $.20        $1,000.00

1/22/02     Douglas Zueger              None             25,000        $.20        $5,000.00

1/21/02     Paul Chris Zueger           None             25,000        $.20        $5,000.00

------------------

     (1) Includes assets comprised of web site software, soap making supplies and utensils, books, furniture, soap recipes and a customer list valued at a total of $3,050.

     (2) Patricia Cudd, Esq., Rub A Dub Soap's legal counsel, purchased the shares on June 14, 2002.

     (3) Does not include the value of $26,865 in services in excess of cash paid, recorded for financial statement purposes.

     (4) Does not include the value of $19,900 in services in excess of cash paid, recorded for financial statement purposes.

     8.(a) What percentage of the outstanding shares of Rub A Dub Soap will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

     If the maximum is sold:  18.3%

     If the minimum is sold:   2.7%

     (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

     If the maximum is sold:   $1,095,750*
     If the minimum is sold:   $920,750*

     *These values assume that Rub A Dub Soap's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: not applicable. These values also assume an increase in cash in Rub A Dub Soap by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $-0-. Not applicable.

     We have no outstanding convertible securities, including options, warrants or other rights.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of Rub A Dub Soap's development.


                                 USE OF PROCEEDS

     9.(a)     The following  table sets forth the use of the proceeds from this offering:

                                   If Minimum                  If Maximum
                                      Sold                        Sold
                                     Amount       Per Cent       Amount       Per Cent
                                   ----------     --------     ----------     --------


Total Proceeds                      $25,000        100.00%      $200,000       100.00%
                                    -------        -------      --------       -------
Less:  Offering Expenses
Commissions & Finders Fees               -0-         0.00%            -0-        0.00%
Legal & Accounting(1)                 4,000         16.00%         4,000         2.00%
Copying & Advertising                 1,500          6.00%         1,500          .75%
Other (Specify):



                                       39






Blue Sky Filing Fees                    200           .80%           200          .10%
                                        ---            ---           ---          ----

Net Proceeds from Offering           19,300         77.20%       194,300        97.15%

Use of Net Proceeds
Payment of Indebtedness(2)            3,000         12.00%         3,000         1.50%
Management Salary(3)                  6,000         24.00%        25,000        12.50%
Marketing                             2,220          8.88%        40,000        20.00%
New Product Development               1,295          5.18%        32,500        16.25%
Office Rent                           1,800(4)       7.20%        12,000(5)      6.00%
Administrative Expenses               1,800          7.20%         5,440         2.72%
Manufacturing and Office
  Equipment                           1,295          5.18%        35,000        17.50%
Soap Ingredients and Packaging        1,150          4.60%        15,000         7.50%
Professional Fees                       740          2.96%         5,000         2.50%
Working Capital                          -0-         0.00%         6,360         3.18%
Enhancement of Web Site                  -0-         0.00%        15,000         7.50%
                                         ---         -----        ------         -----

Total Use of Net Proceeds           $19,300         77.20%      $194,300        97.15%


                                   If 340,000                 If 580,000
                                   Shares Sold                Shares Sold
                                     Amount       Per Cent      Amount        Per Cent
                                   -----------    --------    -----------     --------

Total Proceeds                      $85,000        100.00%      $145,000       100.00%
                                    -------        -------      --------       -------
Less:  Offering Expenses
Commissions & Finders Fees               -0-         0.00%            -0-        0.00%
Legal & Accounting(1)                 4,000          4.70%         4,000         2.76%
Copying & Advertising                 1,500          1.76%         1,500         1.03%
Other (Specify):
Blue Sky Filing Fees                    200           .24%           200          .14%
                                        ---            ---           ---          ----

Net Proceeds from Offering           79,300         93.30%       139,300        96.07%

Use of Net Proceeds
Payment of Indebtedness(2)            3,000          3.53%         3,000         2.07%
Management Salary(3)                 12,000         14.12%        25,000        17.24%
Marketing                            20,000         23.53%        24,500        16.90%
New Product Development              13,960         16.42%        20,000        13.79%
Office Rent                           1,800(4)       2.12%        12,000(5)      8.28%
Administrative Expenses               3,440          4.05%         4,440         3.06%
Manufacturing and Office
  Equipment                          10,000         11.77%        20,000        13.79%
Soap Ingredients and Packaging        7,500          8.82%        10,000         6.90%
Professional Fees                     2,500          2.94%         4,000         2.76%
Working Capital                        -0-           0.00%         6,360         4.39%
Enhancement of Web Site               5,000          5.88%        10,000         6.90%
                                      -----          -----        ------         -----



                                       40






Total Use of Net Proceeds           $79,300         93.30%      $139,300        96.07%

------------------

     (1) The total legal fees for this offering will be $10,000, which amount has been paid heretofore with funding from other sources.

     (2) Represents the principal amount of a non-interest bearing loan from Ms. Lisa R. Powell, our President/Secretary/Treasurer and the sole director, and an 83.7% shareholder, of Rub A Dub Soap.

     (3) Represents the salary of Ms. Lisa R. Powell, our President/Secretary/Treasurer and the sole director, and an 83.7% shareholder, of Rub A Dub Soap, for a period of one year from the date of the closing of this offering.

     (4) Payable to Ms. Powell for the maintenance of our offices at her residence for a period of one year from the date of the closing of this offering.

     (5) Payable to an unaffiliated third party for office space in the Denver, Colorado, area to be rented at the rate of approximately $1,000 per month.

     (b) If there is no minimum amount of proceeds that must be raised before Rub A Dub Soap may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

     Not applicable. We must raise a minimum of at least $25,000 from the sale of shares of common stock before we may use the proceeds of the offering.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of Rub A Dub Soap's business and operations, would be adequate.

     10.(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

     Not applicable. No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

     (b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

     The sum of $3,000 out of the proceeds of the offering is to be used to pay the principal balance of a non-interest bearing loan from M. Lisa R. Powell, our sole executive officer and director. The loan proceeds have been used to pay accounting, auditing and EDGAR filing fees.

     (c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of Rub A Dub Soap or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to Rub A Dub Soap, the method followed in determining the cost, and any profit to such persons.

     We will acquire assets with a total of $3,310 of the minimum proceeds, and $50,000 of the maximum proceeds, of the offering. The amounts of $1,750 (minimum) and $35,000 (maximum) have been allocated for the acquisition of manufacturing and office equipment and the sums of $1,560 (minimum) and $15,000 (maximum) have been allocated for the purchase of soap ingredients and packaging materials. The assets will be purchased for cash. We will not acquire any of these assets from Ms. Lisa R. Powell, our sole officer, director, employee and principal stockholder, or her associates.

     (d)  If any amount of the proceeds is to be used to reimburse  any officer,
director,   employee  or  stockholder  for  services  already  rendered,  assets previously transferred, or monies loaned or advanced, or otherwise, explain:


     The sum of $3,000 of the proceeds is to be used to reimburse Ms. Lisa R. Powell, our sole executive officer and director, for a non-interest bearing loan received during the period from January through May 2003.


     11. Indicate whether Rub A Dub Soap is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring Rub A Dub Soap to make payments. Indicate if a significant amount of Rub A Dub Soap's trade payables have not been paid within the stated trade term. State whether Rub A Dub Soap is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate Rub A Dub Soap's plans to resolve any such problems.

     During January through May 2003, we borrowed the sum of $3,000 from Ms. Lisa R. Powell, our sole executive officer and director, which we have used to remain current in our financial obligations. We do not anticipate having within the next twelve months any cash flow or liquidity problems if we are successful in raising at least the minimum proceeds from this offering and our sales continue at expected levels. However, if we are unable to sell at least the minimum number of shares of common stock being offered or if we receive the minimum proceeds and our sales are lower than expected, we could be expected to experience cash shortages preventing us from paying our operating expenses on a timely basis. In that event, we would need to raise additional capital sooner than one year after the closing of this offering. Additional capital may not be available to us on favorable terms when required, or at all. If this additional financing is not available, we may not be able to continue in operation as a going concern and we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.

     Additionally, in the next twelve months, we intend to increase our costs and expenses substantially as we increase our sales and marketing activities and attend trade shows; develop new products; acquire manufacturing and office equipment and additional soap ingredients; increase our general and administrative functions to support our growing operations; and, in the event of the maximum offering, further develop our Internet web site. The additional revenues that we expect to generate may not be sufficient to offset these costs and expenses and enable us to operate profitably. Further, our efforts to grow our business may be more expensive than we currently anticipate or these efforts may not result in proportional increases in our revenues. As a result, we believe that we may incur an operating and net loss for at least the next year, and possibly longer, and that the rate at which we incur these losses may increase. Our success is dependent upon our achieving profitable operations or obtaining additional financing to enable us to fully implement our business plan. If we are unable to obtain additional debt and/or equity financing from this or other securities offerings or otherwise, then we will not be able to continue as a going concern unless we realize meaningful revenues. If we fail to generate meaningful revenues or raise adequate funding, we will cease operations and our shareholders will lose their entire investment. In any event, we do not expect to continue in operation after the expiration of one year from the closing of this offering without an infusion of capital in addition to the funds we are raising in this offering.

     We are the maker of a non-interest bearing promissory note dated May 20, 2003, payable to Ms. Lisa R. Powell, our sole executive officer and director, out of the proceeds of the offering. Our trade payables have been paid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

     12. Indicate whether proceeds from this offering will satisfy Rub A Dub Soap's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

     Management anticipates, without assurance, that the proceeds from this offering will satisfy our cash requirements for the next twelve months and that it will not be necessary to raise additional funds. If we receive the maximum proceeds of this offering, we will have net proceeds of $194,300 available for administrative expenses, marketing and trade shows, new product development, the purchase of equipment and supplies, working capital and the enhancement of our web site. We will only have net proceeds of $19,300 available for these purposes, not including web site enhancement and working capital, if we realize the minimum offering proceeds. Accordingly, we expect the scale of our operations to be directly related to the amount of funding available to us from this offering. That is, we will operate on a significantly smaller scale if we are only successful in raising the minimum, as compared to the maximum, proceeds. Also, as discussed in Item 11. above, in the event that our costs and expenses increase dramatically as we seek to grow our business, we may continue to realize operating and net losses for the next year or longer, and we may incur these losses at an increasingly rapid rate.


                                 CAPITALIZATION

     13. Indicate the capitalization of Rub A Dub Soap as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

                                                           Amount Outstanding
                                                      As of:            As Adjusted
                                                     5/30/03      Minimum      Maximum
                                                     --------     -------      -------

Debt:
Short-term debt (average interest rate __%)             $3,000       $3,000       $3,000
Long-term debt (average interest rate __%)              $  -0-       $  -0-       $  -0-
     Total debt                                         $3,000       $3,000       $3,000


Stockholders' equity (deficit):
     Preferred stock - par or state value (by
     class of preferred in order of preferences)        $-0-         $-0-         $-0-
     Common stock - par or stated value               $3,583       $4,683       $4,383
Additional paid in capital                          $116,067     $139,050     $314,750
Retained earnings (deficit)                        $(111,396)   $(111,396)   $(111,396)
     Total stockholders equity                        $8,254      $31,337     $207,737
 Total capitalization                                $12,069      $34,337     $210,737

     Number of preferred shares authorized to be outstanding: 10,000,000 shares. Par or stated value, if any: $.01.
     Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $.001.
     Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: -0- shares. Not applicable.


                            DESCRIPTION OF SECURITIES

     14.  The securities being offered hereby are:
     [X]  Common stock
     [ ]  Preferred or preference stock
     [ ]  Notes or debentures
     [ ]  Units of two or more types of securities composed of:
     [ ]  Other:

     15.  These securities have:
     Yes   No
     [ ]   [X]  Cumulative voting rights
     [ ]   [X]  Other special voting rights
     [ ]   [X]  Preemptive rights to purchase in new issues of shares
     [ ]   [X]  Preference as to dividends or interest
     [ ]   [X]  Preference upon liquidation
     [ ]   [X]  Other special rights or preferences (specify):
     Explain: not applicable.

     16.  Are the securities convertible?         [ ] Yes [X] No
     If so, state conversion price or formula.
     Date when conversion becomes effective: - / - / - Not applicable. Date when conversion expires: - / - / - Not applicable.

     17.(a)  If securities are notes or other types of debt securities:

     (1)     What is the interest rate? -0-% Not applicable.
     If interest rate is variable or multiple rates, describe: not applicable.

     (2)     What is the maturity date: - / - / - Not applicable.
     If serial maturity dates, describe: not applicable.

     (3)     Is there a mandatory sinking fund? [ ] Yes [X] No  Not applicable.
     Describe: not applicable.

     (4) Is there a trust indenture? [ ] Yes [X] No Not applicable. Name, address and telephone number of trustee. Not applicable.

     (5) Are the securities callable or subject to redemption? [ ] Yes [X] No Not applicable.

     Describe, including redemption prices: not applicable.

     (6)     Are  the  securities collateralized  by real  or personal property?
[ ] Yes [X] No Describe: not applicable.

     (7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. Not applicable.

     How much currently outstanding indebtedness of Rub A Dub Soap is senior to the securities in right of payment of interest or principal? $-0- Not applicable.

     How much  indebtedness  shares in right of payment on an  equivalent  (pari
passu) basis?   $-0- Not applicable.

     How much indebtedness is junior (subordinated) to the securities? $-0- Not applicable.

     (b) If notes or other types of debt securities are being offered and Rub A Dub Soap had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

     Not applicable. Shares of common stock, not notes or other types of debt securities, are being offered.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that Rub A Dub Soap's liquidity at any given time will permit payment of debt service requirements to be timely made. See Questions No. 11. and 12. See also the Financial Statements and especially the Statement of Cash Flows.

     18.  If securities are preference or preferred stock: not applicable.

     Are unpaid dividends cumulative?    [ ] Yes [X]  No
     Are securities callable?            [ ] Yes [X]  No
     Explain:   Not applicable.

Note: Attach to this Prospectus copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of preferred or preference stock, notes or other securities being offered.

     We are offering shares of common stock, not preferred or preference stock, notes or other securities having rights superior to the rights of shareholders of common stock.

     19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

     Not applicable. There are no restrictions on dividends under loan or other financing arrangements or otherwise.

     20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $(111,396)

     It is highly unlikely that we will pay dividends on the common stock in the foreseeable future.


                              PLAN OF DISTRIBUTION

The Offering
------------

Shares of common stock offered by this prospectus:
       Minimum.........................................    100,000 shares
       Maximum.........................................    800,000 shares

Price per share:                                           $.25

Termination date of the minimum offering:                  90 days from the date
                                                           of this prospectus
                                                           unless extended for
                                                           up to an additional
                                                           90 days*

Termination date of the maximum offering:                  90 days from the date
                                                           of this prospectus
                                                           unless extended for
                                                           up to an additional
                                                           90 days

Common stock outstanding prior to the offering:            3,583,000 shares

Common stock to be outstanding upon completion of
   the offering:
       Minimum.........................................    3,683,000 shares
       Maximum.........................................    4,383,000 shares

------------------

     *If the minimum is not obtained, the funds will be promptly returned to subscribers, without deduction or interest.

     21. The selling agents (that is, the persons selling the securities as agent for Rub A Dub Soap for a commission or other compensation) in this offering are:

     Not applicable. There are no selling agents in this offering.

     22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a per cent of the offering price on the cover page of this Prospectus. Also indicate whether Rub A Dub Soap will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

     Not applicable. We will not utilize the services of selling agents or finders and, accordingly, no selling commissions or other compensation will be paid with respect to sales of common stock in this offering.

     23. Describe any material relationships between any of the selling agents or finders and Rub A Dub Soap or its management.

     Not applicable. See the responses to Items 21. and 22. above.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and Rub A Dub Soap, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

     24. If this offering is not made through selling agents, the names of persons at Rub A Dub Soap through which this offering is being made:

Name:            Ms. Lisa R. Powell
Address:         13279 West Ohio Avenue
                 Lakewood, Colorado  80228
Telephone No.:   (303) 949-5834

     25. If this offering is limited to a special group, such as employees of Rub A Dub Soap, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

     There are no limitations on the types of persons who may invest.

Will  the  certificates bear  a legend notifying  holders of  such restrictions?
[ ] Yes [X] No Not applicable.

     26.(a)    Name,  address  and  telephone  number  of  independent  bank  or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

     Not applicable. Proceeds will not be escrowed until minimum proceeds are raised. The funds will be held in a money market account at Citywide Banks, N.A., Denver, Colorado, pending the sale of the minimum and Ms. Lisa R. Powell, our President/Secretary/Treasurer, will control their disposition.

     (b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

     See the response to Item 26.(a) above regarding the fact that the minimum proceeds of the offering will not be escrowed. However, if we do not receive subscriptions for at least 100,000 shares of common stock within ninety days from the date of this prospectus (unless extended for up to an additional ninety days by us in our sole discretion), we will refund the funds promptly to subscribers, without deduction or interest.

     Will  interest  on  proceeds  during  escrow  period  be paid to investors?
[ ] Yes [X] No

     27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

     Of the 3,583,000 shares of common stock of Rub A Dub Soap presently outstanding, (i) 3,000,000 shares of common stock are owned by Ms. Lisa R. Powell, our sole executive officer and director; (ii) 370,000 shares are owned by three shareholders, including Messrs. Bruce A. Capra and Paul J. Zueger and Patricia Cudd, Esq., sole proprietor of Cudd & Associates, our legal counsel in connection with this offering; and (iii) 213,000 shares are owned by twenty shareholders, including Mr. Zueger. The shares of common stock described in (i) and (ii) of the previous sentence are "restricted securities" because of their issuance and sale in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act of 1933 and Section 11-51-308(1)(p) of the Colorado Securities Act and the shares described in (iii) of the previous sentence are "restricted securities" because of their issuance and sale in reliance upon the exemptions from registration provided under Rule 504 of Regulation D under Section 3(b) of the Securities Act of 1933 and Section 11-51-308(1)(p) of the Colorado Securities Act. As such, these shares of common stock are subject to the resale restrictions under Rule 144 of Section 4(1) under the Securities Act. Rule 144 of the Securities Act provides, in essence, that holders of restricted securities for a period of one year after the acquisition of the securities from us or an affiliate of ours, may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one per cent of our then outstanding securities. Nonaffiliates of Rub A Dub Soap who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. Accordingly, the aggregate 3,000,000 shares of common stock owned by Ms. Powell became available for resale under Rule 144 commencing September 28, 2002; 135,000 shares owned by each of Mr. Capra and Ms. Cudd became available for resale under Rule 144 commencing November 29 and December 10, 2002, respectively; 100,000 shares and 25,000 shares owned by Mr. Zueger became available for resale under Rule 144 on January 2 and January 31, 2003, respectively; and the balance of 188,000 shares of common stock owned by nineteen shareholders became available for resale under Rule 144 on various dates during the period commencing on January 16 through February 12, 2003. In each instance, the date on which the shares of common stock became available for resale under Rule 144 is a period of one year from the date of purchase of the shares from Rub A Dub Soap. Following the expiration of two years from the date of purchase, these shareholders may sell their securities without regard to volume limitations or other restriction if they are not then affiliates of Rub A Dub Soap and have not been affiliates for the preceding three months. Sales of these shares of common stock under Rule 144 may have a depressive effect on the market price of our common stock, should a public market develop for the stock. Transfers and resales of the shares of common stock will be subject, in addition to the federal securities laws, to the "Blue Sky" laws of each state in which the transfer or resale occurs.

     Note: Equity investors should be aware that unless Rub A Dub Soap is able to complete a further public offering or Rub A Dub Soap is able to be sold for cash or merged with a public company that their investment in Rub A Dub Soap may be illiquid indefinitely.

     If a secondary trading market develops in our common stock, the common stock is expected to come within the meaning of the term "penny stock" under 17 CFR 240.3a51-1 because the shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as a part of a system of disclosure and regulatory oversight for the operation of the penny stock market. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 requires additional disclosure, related to the market for penny stocks and for trades in any stock defined as a penny stock. Rule 15g-9 under the Securities Exchange Act of 1934 obligates a broker-dealer to satisfy special sales practice requirements that are described below. Prior to a transaction in a penny stock, the broker-dealer is required to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Additionally, the broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as our common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, that develops.


                    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

     28. If Rub A Dub Soap has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

     Not applicable. We have not, since our inception on September 28, 2001, paid dividends, made distributions upon our stock or redeemed any securities.


                    OFFICERS AND KEY PERSONNEL OF THE COMPANY

     29.  Chief executive officer:                 Title: President

Name: Ms. Lisa R. Powell                           Age: 30

Office Street Address:                             Telephone No.: (303) 949-5834
13279 West Ohio Avenue, Lakewood, Colorado  80228

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     Lisa R. Powell has served as the President, the Secretary and the Treasurer
     --------------
of Rub a Dub Soap since its inception on September 28, 2001. Ms. Powell has been making natural, vegetable-based soaps by hand and practicing aromatherapy as a hobby since May 1996. Since December 1998, she has been employed by Muller Engineering Corporation, Denver, Colorado, as a design engineer. From June 1993 through December 1998, Ms. Powell was employed as a water drainage engineer by the U.S. National Park Service. She is a licensed civil engineer specializing in roadway design.

Education (degrees, schools, and dates):

     Ms. Powell received a Bachelor of Science degree in civil engineering from the University of Colorado, Boulder, Colorado, in 1996.

Also a director of the Company      [X] Yes [ ]

Indicate amount of time to be spent on Rub A Dub Soap matters if less than full time: Ms. Powell will spend 20% of her time and effort on Rub A Dub Soap's matters.

     30.  Chief operating officer:

     See the response to Item 29. above.

     31.  Chief financial officer:                 Title: Secretary/Treasurer

     See the response to Item 29. above.

     32.  Other key personnel:  None.


                            DIRECTORS OF THE COMPANY

     33. Number of directors: one. If directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

     Not applicable. Directors are elected annually.

     34. Information concerning outside or other directors (i.e., those not described above):

     Not applicable. We have no outside directors or directors other than Ms. Lisa R. Powell.

     35.(a)    Have  any  of  the  officers  or  directors  ever  worked  for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as Rub A Dub Soap:

     [ ] Yes [X] No Explain:

     (b) If any of the officers, directors or other key personnel have ever worked for or managed a company in the same business or industry as Rub A Dub Soap or in a related business or industry, describe what precautions, if any (including the obtaining of releases or consents from prior employers), have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

     Not applicable. Ms. Lisa R. Powell, our sole executive officer, director and key employee, has never worked for or managed a company in our business of retailing handmade, natural, vegetable-based soaps and gift baskets online or in a related business or industry.

     (c) If Rub A Dub Soap has never conducted operations or is otherwise in the development stage, indicate whether any of the officers or directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

     Not applicable. Ms. Lisa R. Powell, our sole executive officer and director, has never managed any other company in the start-up or development stage.

     (d) If any of Rub A Dub Soap's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by Rub A Dub Soap.

     Not applicable. Ms. Lisa R. Powell, our sole executive officer and director, is an employee although she has received no cash or other remuneration from us, except that we have paid her a total of $1,200 at the rate of $150 per month to use her residence for our offices during the period from February through September 2002 and we issued 3,000,000 shares of common stock to her in consideration for her assignment to us of certain assets, including web site software, soap making supplies and utensils, books, furniture, soap recipes and a customer list valued at a total of $3,050. The sums of $6,000 of the minimum proceeds, and $25,000 of the maximum proceeds, anticipated to be received from this offering have been allocated for a salary of $6,000 and $25,000 per annum in the event of the minimum and the maximum offerings, respectively, payable to Ms. Powell during the period of one year from the closing of this offering. We have allocated the amount of $1,200 of the proceeds of this offering to pay rent to her during the period of one year following the closing of this offering at the rate of $150 per month. Additionally, the sum of $3,000 out of the proceeds of the offering has been allocated to pay the principal balance of the non-interest bearing loan we received from Ms. Powell during the period from January through May 2003.


     (e) If Rub A Dub Soap has key man life insurance policies on any of its officers, directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to Rub A Dub Soap and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

     Not applicable. We have no key man life insurance policy on Ms. Lisa R. Powell, our sole executive officer, director and key employee.

     36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against Rub A Dub Soap or its officers, directors or other key personnel or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

     Not applicable. No petition under the Bankruptcy Act or any State insolvency law has been filed by or against Rub A Dub Soap or Ms. Lisa R. Powell, our sole executive officer, director and key employee, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of Rub A Dub Soap or Ms. Powell, or any partnership in which Ms. Powell was a general partner at or within the past five years, or any corporation or business association of which Ms. Powell was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of Rub A Dub Soap's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate Rub A Dub Soap and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

                            PRINCIPAL STOCKHOLDERS

     37. Principal owners of Rub A Dub Soap (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

                                                                      No. of Shares
   Shares of        Average        No. of Shares                    After Offering if
 Common Stock   Price Per Share      Now Held      % of Total(1)   All Securities Sold   % of Total
 ------------   ---------------   ---------------  -------------   -------------------   ----------

Name:
Lisa R. Powell      $.001(2)         3,000,000          83.7%           3,000,000         68.5%(3)
                                                                                         (maximum)
                                                                                          81.5%(4)
                                                                                         (minimum)

Office Street
Address:
13279 West Ohio Avenue
Lakewood, Colorado  80228

Telephone No.
(303) 949-5834

------------------

     (1) Based upon 3,583,000 shares of our common stock issued and outstanding as of the date of this prospectus.

     (2) Represents consideration comprised of certain assets assigned to us by Ms. Powell, including web site software, soap making supplies and utensils, books, furniture, soap recipes and a customer list, valued at a total of $3,050.

     (3) Based upon 4,383,000 shares of our common stock to be issued and outstanding if the maximum 800,000 shares of common stock are sold.

     (4) Based upon 3,683,000 shares of our common stock to be issued and outstanding if the minimum 100,000 shares of common stock are sold.

     38. Number of shares beneficially owned by officers and directors as a group:

Before offering: 3,000,000 shares of common stock (83.7% of total outstanding) After offering: a) Assuming minimum securities sold: 3,000,000 shares of common stock (81.5% of total outstanding)
                 b) Assuming maximum securities sold: 3,000,000 shares of common stock (68.5% of total outstanding)
(Assume all options exercised and all convertible securities converted.)


             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

     39.(a)    If any of the officers,  directors,  key personnel or principal stockholders are related by blood or marriage, please describe.

     Not applicable. Ms. Lisa R. Powell is our sole executive officer, director, key employee and principal shareholder.

     (b) If Rub A Dub Soap has made loans to or is doing business with any of its officers, directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from Rub A Dub Soap, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.


     We borrowed the sum of $3,000 from Ms. Lisa R. Powell, the President, the Secretary, the Treasurer, a director and an 83.7% shareholder of Rub A Dub Soap, during the period from January through May 2003. This amount is shown as "shareholder loan" at May 31, 2003, in the accompanying audited Financial Statements of Rub A Dub Soap.


     On September 28, 2001, we issued 3,000,000 shares of common stock to Ms. Powell in consideration for her assignment to us of certain assets, including web site software, soap making supplies and utensils, books, furniture, soap recipes and a customer list valued at a total of $3,050.

     We have a verbal arrangement with Ms. Powell to rent space at her residence located at 13279 West Ohio Avenue, Lakewood, Colorado 80228, at the rate of $150 per month. We have allocated the sum of $1,800 out of the minimum proceeds of this offering to pay rent for these facilities for a period of one year from the closing date of the offering. Ms. Powell has provided us with these facilities rent-free from the date of our organization on September 28, 2001, through January 31, 2002, and since October 1, 2002. During the period from February 1 through September 30, 2002, we paid her rent at the rate of $150 per month to maintain our offices at her residence. In the event of the maximum offering, we anticipate that we will rent office space from an unaffiliated third party at a rate of approximately $1,000 per month.

     Except as described above, we have not made loans to or done business with Ms. Powell, or any of her relatives (or any entity controlled directly or indirectly by Ms. Powell) since our inception on September 28, 2001, and have no plans to do so in the future.

     (c) If any of Rub A Dub Soap's officers, directors, key personnel or 20% stockholders has guaranteed or co-signed any of Rub A Dub Soap's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

     Not applicable. We have no bank debt. We have agreed to retire the principal balance of a $3,000 non-interest bearing loan received from Ms. Lisa
R. Powell, our sole executive officer and director, out of the proceeds of the offering.

     40.(a) List all remuneration by Rub A Dub Soap to officers, directors and key personnel for the last fiscal year:

Name-Officer, Director and Key Employee           Cash                      Other
---------------------------------------           ----        --------------------------------

Lisa R. Powell, President, Secretary,          $ 1,200(1)     3,000,000 shares of common
 Treasurer and Key Employee                                   stock(2)

Others:
Not applicable

Total:                                         $ 1,200(1)     3,000,000 shares of common stock

Directors as a group (number of persons - 1)   $ 1,200(1)     3,000,000 shares of common stock
------------------

     (1) The sum was paid at the rate of $150 per month during the period of February 1 through September 30, 2002, for the use of Ms. Powell's residence for our offices.

     (2) The shares of common stock were received in consideration for certain assets assigned to us by Ms. Powell, including web site software, soap making supplies and utensils, books, furniture, soap recipes and a customer list, valued at a total of $3,050.

     (b) If remuneration is expected to change or has been unpaid in prior years, explain: We have allocated the sums of $6,000 of the minimum proceeds, and $25,000 of the maximum proceeds, of this offering to pay Ms. Lisa R. Powell, the President/Secretary/Treasurer, a director and an 83.7% shareholder of Rub A Dub Soap, a salary of $6,000 and $25,000 for a period of one year commencing with the closing of this offering in the event of the minimum and the maximum offerings, respectively. We have allocated the sum of $1,800 out of the minimum proceeds of this offering to pay rent to Ms. Powell for the use of her residence for our offices for a period of one year from the closing date of this offering. Further, we have agreed to retire the principal balance of a non-interest bearing loan received from Ms. Powell from the proceeds of this offering. Except as aforesaid, we do not intend to pay Ms. Powell, our sole executive officer, director and key employee, a salary or compensate her with other remuneration for the foreseeable future.

     (c)  If any employment agreements exist or are contemplated, describe:

     Not applicable. No employment agreement exists or is contemplated.

     41.(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: -0-shares (-0-% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

     Not applicable. We have no stock purchase agreements, stock options, warrants or other convertible securities or rights outstanding.

     (b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: -0- shares.

     Not applicable. We have no existing stock purchase, option or similar plans.

     (c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

     Shareholders of Rub A Dub Soap are not required to approve future stock purchase agreements, stock options, warrants or rights.

     42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with Rub A Dub Soap and not compete upon any termination:

     Ms. Lisa R. Powell, the President, the Secretary and the Treasurer, the sole director and the owner of 3,000,000 shares, representing approximately 83.7% of the outstanding shares, of common stock of Rub A Dub Soap, is our only key employee. There are no arrangements to assure that Ms. Powell will remain with us and not compete upon any termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel, directly or indirectly, is reasonable in view of the present stage of Rub A Dub Soap's development.


                                   LITIGATION

     43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon Rub A Dub Soap's business, financial condition, or operations, including any litigation or action involving Rub A Dub Soap's officers, directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on Rub A Dub Soap's business, financial condition, or operations.

     There is no past, pending or threatened litigation or administrative action, including any litigation or action involving Ms. Lisa R. Powell, our sole executive officer, director and key employee, that has had or may have a material effect upon our business, financial condition or operations.


                               FEDERAL TAX ASPECTS

     44. If Rub A Dub Soap is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

     Not applicable. We are a "C" corporation under the Internal Revenue Code of 1986 and no such tax benefits are believed to exist. We have not consulted with a tax advisor.

Name of tax advisor:  not applicable
Address:              not applicable
Telephone no.:        not applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.


                              MISCELLANEOUS FACTORS

     45. Describe any other material factors, either adverse or favorable, that will or could affect Rub A Dub Soap or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Prospectus not misleading or incomplete.

     Not applicable.


                              FINANCIAL STATEMENTS

     46. The audited Financial Statements of Rub A Dub Soap, Inc., commence on page F-1 hereof in response to Part F/S of this prospectus section of Form SB-1.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

     47. If Rub A Dub Soap's financial statements show losses from operations, explain the causes underlying these losses and what steps Rub A Dub Soap has taken or is taking to address these causes.

     Of our net loss of $(111,396) incurred during the period from our inception (September 28, 2001) through May 31, 2003, the sum of $71,230 represents compensation expense that we recorded for financial statement purposes in connection with our issuance of 370,000 shares of our common stock to three individuals for $2,770 in cash at the rate of $.007 per share. This amount was calculated based upon the difference between the most recent price of $.20 per share that we charged for the sale of shares of our common stock and the actual price of $.007 that these three individuals paid for the acquisition of the shares.

     The causes underlying our operating losses include, primarily, (i) insufficient capital available for the purchase of soap ingredients, packaging materials and soap making equipment, marketing and sales, general and administrative expenses, new product development and enhancement of our web site; limited sales and marketing activities; (ii) limited prior experience as an online retailer; insufficient customer traffic to our web site; (iii) an inadequate volume of online purchases; (iv) an insufficient number of strategic relationships needed to help promote our web site; (v) an insufficient number of personnel; and (vi) only one product line and a limited number of products available for sale. We are currently taking steps to increase our inventory of soaps and gift baskets. We are conducting this offering to raise additional capital for all of the activities listed in (i) immediately above. We are striving to improve our skills as an online retailer and establish strategic relationships with other natural product and related web sites and portals that can drive customer traffic to our web site.

     48. Describe any trends in Rub A Dub Soap's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or Rub A Dub Soap's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon Rub A Dub Soap's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

     We have only conducted operations as an online retailer of handmade, natural, vegetable-based soaps and gift baskets since January 2001. We successfully completed a test marketing trial in four of eleven Hallmark card stores located in the Denver, Colorado, area and Phoenix, Arizona, in late September 2002. Stacy's Hallmark, owner of the stores, advised us that, if we improved our packaging, it would conduct a full marketing campaign and promotion of our handmade, natural, vegetable-based soaps and gift baskets in all eleven stores. We modified our packaging to satisfy Stacy's Hallmark and we expect to receive an order for soaps and/or gift baskets in the near future. We have plans to commence attending trade shows with the proceeds anticipated from this offering. Although we intend to generate direct product sales from individually-hosted parties, no such parties have been held as of the date of this prospectus. Accordingly, we believe that we have been operational for a length of time inadequate for us to discern any significant trends in our historical operating results. However, we have observed that the gift basket portion of our business is seasonal in that sales increase on holidays and, in particular, Mother's Day. The seasonality of our business is expected to diminish as online sales increase and we continue to increase our marketing and expand, enhance and improve our web site. Also, we experienced increasing sales until May 2002, when sales decreased, in our opinion, coincident with the general downturn in the economy. We believe, although we cannot be certain, that increasing consumer interest in natural products of all types, including the handmade, natural, herbal soaps that we produce, will enable us to increase our annual sales in the future. While we believe that this phenomenon will favorably impact the results of our operations in the next twelve months, we are unable to quantify the probable extent of this expected impact.

     Also in the next twelve months, we intend to increase our costs and expenses substantially as we purchase soap ingredients, packaging materials and soap making and office equipment; increase our sales and marketing activities via participation in test marketing trials and other activities calculated to generate sales contracts with wholesalers; attend trade shows; seek to generate direct sales from individually-hosted parties; increase our general and administrative functions to support our growing operations; develop new products such as soap molds and soap making equipment; and further develop our Internet web site. The additional revenue that we expect to generate from online operations may not be sufficient to offset these costs and expenses and enable us to operate profitably. Further, our efforts to grow our business may be more expensive than we currently anticipate or these efforts may not result in proportional increases in our revenues. Accordingly, the benefit to us from the anticipated increase in our sales may be negated by the expected significant increases in our costs and expenses. As a result, we believe that we may incur an operating and net loss for at least the next year, and possibly longer, and that the rate at which we incur these losses may increase.

     49. If Rub A Dub Soap sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: __%. What is the anticipated gross margin for next year of operations? Approximately __%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

     The recipes for the handmade, natural, vegetable-based soaps we produce were developed by Ms. Lisa R. Powell, the President/Secretary/Treasurer, the sole director and the controlling shareholder of Rub A Dub Soap, and, accordingly, are unique. Further, we know of no online retailers of natural products whose sole product is soap. As a result, there are no standard industry gross margin figures available.

     50. Foreign sales as a per cent of total sales for last fiscal year: not applicable. Domestic government sales as a per cent of total domestic sales for last fiscal year: not applicable. Explain the nature of these sales, including any anticipated changes:

     We do not anticipate that Rub A Dub Soap will consummate any foreign or government sales.

                              Rub A Dub Soap, Inc.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                  May 31, 2003

                                    CONTENTS
                                    --------






                                                                         Page


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                  1

BALANCE SHEET                                                             2

STATEMENT OF OPERATIONS                                                   3

STATEMENT OF CASH FLOWS                                                   4

STATEMENT OF STOCKHOLDERS' EQUITY                                         5

NOTES TO FINANCIAL STATEMENTS                                            6-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------



The Board of Directors and Stockholders of
Rub A Dub Soap, Inc.


We have audited the accompanying balance sheet of Rub A Dub Soap, Inc. (a development stage company) as of May 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for the year ended May 31, 2003, for the year ended May 31, 2002, and for the initial period from inception (September 28, 2001) to May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rub A Dub Soap, Inc. as of May 31, 2003, and the results of its operations and cash flows for the year ended May 31, 2003, for the year ended May 31, 2002, and for the initial period from inception (September 28, 2001) to May 31, 2003, in conformity with accounting principles generally accepted in the United States of America.



Denver, Colorado                                        /s/ Comiskey & Company
July 10, 2003                                           PROFESSIONAL CORPORATION

                              Rub A Dub Soap, Inc.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                  May 31, 2003


  ASSETS
  ------

CURRENT ASSETS
  Cash and cash equivalents                                     $          819
  Inventory                                                              3,006
                                                                ----------------

    Total current assets                                                 3,825
                                                                ----------------

EQUIPMENT - AT COST
  Furniture and equipment                                               11,834
  Less accumulated depreciation                                          3,590
                                                                ----------------

                                                                         8,244
                                                                ----------------

    TOTAL ASSETS                                                $       12,069
                                                                ================


  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------


CURRENT LIABILITIES
  Accounts payable                                              $          813
  Sales tax payable                                                          2
  Shareholder loan                                                       3,000
                                                                ----------------

    Total current liabilities                                            3,815
                                                                ----------------


STOCKHOLDERS' EQUITY
  Preferred stock, .01 par value; 10,000,000 shares
    authorized; no shares issued and outstanding                             -
  Common stock, .001 par value; 100,000,000 shares
    authorized; 3,583,000 shares issued and outstanding                  3,583
  Additional paid-in capital                                           116,067
  Deficit accumulated during the development stage                    (111,396)
                                                                ----------------

                                                                         8,254

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $       12,069
                                                                ================








    The accompanying notes are an integral part of the financial statements.

                              Rub A Dub Soap, Inc.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS



                                           For the period                                  For the period
                                           from inception           For the year           from inception
                                        (September 28, 2001)           ended             (September 28, 2001)
                                             to May 31,               May 31,                to May 31,
                                                2003                    2003                    2002
                                        --------------------    --------------------    --------------------

Revenues                                $           2,717       $           1,746       $             971

Cost of sales                                       1,499                     567                     932
                                        --------------------    --------------------    --------------------

  Gross profit                                      1,218                   1,179                      39

General and administrative expenses               112,029                  18,802                  93,227
                                        --------------------    --------------------    --------------------

  Loss from operations                           (110,811)                (17,623)                (93,188)
                                        --------------------    --------------------    --------------------

Other income (expense)
  Interest income                                     133                      25                     108
  Other miscellaneous income                           50                      50                       -
  Loss on sale of assets                             (768)                      -                    (768)
                                        --------------------    --------------------    --------------------

    NET LOSS                            $        (111,396)      $         (17,548)      $         (93,848)
                                        ====================    ====================    ====================

NET LOSS PER SHARE
  Loss from continuing operations       $           (0.03)      $               -       $           (0.03)
                                        ====================    ====================    ====================

WEIGHTED AVERAGE NUMBER
  OF SHARES OF COMMON
  STOCK AND COMMON STOCK
  EQUIVALENTS OUTSTANDING                       3,499,148               3,583,000               3,374,229
                                        ====================    ====================    ====================





























    The accompanying notes are an integral part of the financial statements.

                              Rub A Dub Soap, Inc.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS



                                                     For the period                                  For the period
                                                     from inception           For the year           from inception
                                                  (September 28, 2001)           ended            (September 28, 2001)
                                                       to May 31,               May 31,                to May 31,
                                                          2003                    2003                    2002
                                                  --------------------    --------------------    --------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                          $        (111,396)      $         (17,548)      $         (93,848)
Adjustments to reconcile net loss to net cash
  flows from operating activities:
    Stock for services                                       74,280                       -                  74,280
    Depreciation                                              3,590                   2,673                     917
    Increase in inventory                                    (3,006)                 (1,219)                 (1,787)
    Decrease in accounts receivable                               -                      95                     (95)
    Increase (decrease) in accrued expenses                       1                    (374)                    375
    Increase (decrease) in accounts payable                     814                    (437)                  1,251
                                                  --------------------    --------------------    --------------------

      Net cash flows from operating activities              (35,717)                (16,810)                (18,907)

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment                        (11,834)                   (728)                (11,106)
                                                  --------------------    --------------------    --------------------

      Net cash flows from investing activities              (11,834)                   (728)                (11,106)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from notes payable                                 3,000                   2,635                     365
  Issuance of common stock                                   45,370                       -                  45,370
                                                  --------------------    --------------------    --------------------

      Net cash flows from financing activities               48,370                   2,635                  45,735
                                                  --------------------    --------------------    --------------------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                          819                 (14,903)                 15,722

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                             -                  15,722                       -
                                                  --------------------    --------------------    --------------------

CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                   $             819       $             819       $          15,722
                                                  ====================    ====================    ====================



















    The accompanying notes are an integral part of the financial statements.

                              Rub A Dub Soap, Inc.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
   For the initial period from inception (September 28, 2001) to May 31, 2003



                                                                                                Deficit
                                                   Common stock                               accumulated
                                          -------------------------------     Additional        during the         Total
                                            Number of                          paid-in        development     stockholders'
                                              shares           Amount          capital           stage            equity
                                          --------------   --------------   --------------   --------------   --------------

Common stock issued
  September 2001 - for equipment             3,000,000     $      3,000     $         50     $          -     $      3,050
  November 2001 - for cash and services        135,000              135           26,865                -           27,000
  December 2001 - for cash and services        135,000              135           26,865                -           27,000
  January 2002 - for cash and services         100,000              100           19,900                -           20,000
  January 2002 - for cash                      212,250              213           42,237                -           42,450
  February 2002 - for cash                         750                -              150                -              150

Net loss for the period ended
  May 31, 2002                                       -                -                -          (93,848)         (93,848)
                                          --------------   --------------   --------------   --------------   --------------

Balance, May 31, 2002                        3,583,000            3,583          116,067          (93,848)          25,802

Net loss for the period ended
  May 31, 2003                                       -                -                -          (17,548)         (17,548)
                                          --------------   --------------   --------------   --------------   --------------

Balance, May 31, 2003                        3,583,000     $      3,583     $    116,067     $   (111,396)    $      8,254
                                          ==============   ==============   ==============   ==============   ==============




































    The accompanying notes are an integral part of the financial statements.

                              Rub A Dub Soap, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  May 31, 2003


1.   Summary of Significant Accounting Policies
     ------------------------------------------
     Development Stage Activities and Basis of Presentation
     ------------------------------------------------------
     Rub A Dub Soap, Inc. (a development stage company) (the "Company") was formed to be a small online retailer of handmade, natural, vegetable-based soaps and gift baskets. In the future, if sufficient demand exists, the Company intends to add essential oils and herbs to their online inventory.

     The Company has few sales and a net loss from operations for the period from organization through the date of the balance sheet. Management believes the Company has received a sufficient capital infusion through issuance of stock and shareholder loans to maintain operations for the next year.

     Revenue Recognition
     -------------------
     The Company records income and expenses on the accrual method. Revenues are recognized when the item is shipped to the customer.

     Inventory
     ---------
     Merchandise inventory is stated at the lower of cost or market value on the "first-in, first-out" accounting method.

     Reporting Year
     --------------
     The reporting year of the Company is May 31.

     Financial Instruments
     ---------------------
     Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such assets and liabilities.

     Statement of Cash Flows
     -----------------------
     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     Loss per share
     --------------
     Loss per share has been calculated based upon the weighted average number of shares outstanding.

     Use of Estimates
     ----------------
     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

     Consideration of Other Comprehensive Income Items
     -------------------------------------------------
     SFAS No. 130 - Reporting Comprehensive Income, requires companies to present comprehensive income (consisting primarily of net income plus other direct equity changes and credits) and its components as part of the basic financial statements. For the period ended May 31, 2003, the Company's financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

                              Rub A Dub Soap, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  May 31, 2003


1.   Summary of Significant Accounting Policies (continued)
     ------------------------------------------------------
     Stock-Based Compensation
     ------------------------
     SFAS No. 123 - Accounting for Stock-Based Compensation allows companies to choose whether to account for stock-based compensation under the method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") or use the fair value method described in SFAS No. 123. The Company continues to follow the accounting measurement provisions of APB 25 and implements the disclosure provisions of SFAS 123.

     Income Taxes
     ------------
     The Company accounts for income taxes in accordance with SFAS No. 109 - Accounting for Income Taxes. Deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to differences between the financial statement carrying values and tax basis of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Further, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

2.   Stockholders' Equity
     --------------------
     The Company is authorized to issue 10,000,000 shares of preferred stock. The Company's Board of Directors is authorized to divide the preferred stock into series, and with respect to each series, to determine the preferences and rights and qualifications, limitations or restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, and the number of shares constituting the series and the designations of such series. The Board of Directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting rights of the holders of common stock which issuance could have certain anti-takeover effects.

     The Company issued 370,000 shares of stock to consultants for cash consideration of $2,770, an average of $0.007 per share. For financial statement purposes, the Company recorded compensation expense equal to the difference between the public offering price of $0.20 per share and the cash price, a total of $71,230 for the year ended May 31, 2002.

3.   Related Party Transactions
     --------------------------

     As of May 31, 2003, the Company had notes payable to the president in the amount of $3,000. This is a non-interest bearing note that will be repaid by funds received from the issuance of common stock. Imputed interest on this note is immaterial to the financial statements taken as a whole.


4.   Income Taxes
     ------------
     A deferred tax asset of $4,000 at May 31, 2003 relates to net operating losses and deductible temporary differences due to development stage costs. Management does not consider it more likely than not that the entire deferred tax asset will be realized. Therefore, a full valuation allowance has been established against the deferred tax asset. The net operating losses will expire in 2023.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1. Indemnification of Directors and Officers.
--------------------------------------------------

     Sections 7-109-101 through 7-109-110 of the Colorado Business Corporation Act provide for the indemnification of the officers, directors and controlling persons of a corporation as follows:

     Section 7-109-101 Definitions. As used in this article:
     ------------------------------

     (1) "Corporation" includes any domestic or foreign entity that is a predecessor of a corporation by reason of a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

     (2) "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of, or to hold any similar position with, another domestic or foreign corporation or other person or of an employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation's request if the director's duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

     (3)  "Expenses" includes counsel fees.

     (4) "Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

     (5) "Official capacity" means, when used with respect to a director, the office of director in a corporation and, when used with respect to a person other than a director as contemplated in section 7-109-107, the office in a corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

     (6) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

     (7) "Proceeding" means and threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

     7-109-102.  Authority to indemnify directors.
     ---------------------------------------------

     (1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if:

          (a)  The person conducted himself or herself in good faith; and

          (b)  The person reasonably believed:

               (I) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

               (II) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

          (c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

     (2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of paragraph (a) of subsection (1) of this section.

     (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

     (4)  A corporation may not indemnify a director under this section:

          (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

          (b) In connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

     (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     7-109-103.  Mandatory  indemnification of directors.  Unless limited by its
     ----------------------------------------------------
articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

     7-109-104. Advance of expenses to directors.
     --------------------------------------------

     (1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

          (a) The director furnishes to the corporation a written affirmation of the director's good faith belief that he or she has met the standard of conduct described in section 7-109-102;

          (b) The director furnishes to the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct; and

          (c) A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.

     (2) The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

     (3) Determinations and authorizations of payments under this section shall be made in the manner specified in section 7-109-106.

     7-109-105. Court-ordered indemnification of directors.
     ------------------------------------------------------

     (1) Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

          (a) If it determines that the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

          (b) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102 (1) or was adjudged liable in the circumstances described in section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described in section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

     7-109-106. Determination and authorization of indemnification of directors.
     ---------------------------------------------------------------------------

     (1) A corporation may not indemnify a director under section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in section 7-109-102. A corporation shall not advance expenses to a director under section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by section 7-109-104 (1) (a) and (1) (b) are received and the determination required by section 7-109-104 (1) (c) has been made.

     (2) The determinations required by subsection (1) of this section shall be made:

          (a) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum; or

          (b) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

     (3) If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and a committee cannot be established under paragraph (b) of subsection (2) of this section, or, even if a quorum is obtained or a committee is designated, if a majority of the directors constituting the quorum or the committee so directs, the determination required to be made by subsection (1) of this section shall be made:

          (a) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

          (b)  By the shareholders.

     (4) Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected this counsel.

     7-109-107. Indemnification of officers, employees, fiduciaries, and agents.
     ---------------------------------------------------------------------------

     (1)  Unless otherwise provided in the articles of incorporation:

          (a) An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

          (b) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

          (c) A corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action by its board of directors or shareholders, or contract.

     7-109-108. Insurance.  A corporation may purchase and maintain insurance on
     ---------------------
behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign corporation or other person or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from his or her status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify the person against the same liability under section 7-109-102, 7-109-103, or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

     7-109-109. Limitation of indemnification of directors.
     ------------------------------------------------------

     (1) A provision treating a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except an insurance policy, or otherwise, is valid only to the extent the provision is not inconsistent with sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

     (2) Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding.

     7-109-110.  Notice to shareholders  of  indemnification  of director.  If a
     ---------------------------------------------------------------------
corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.


Item 2. Other Expenses of Issuance and Distribution.
----------------------------------------------------

     The following is an itemized statement of the expenses incurred in connection with this registration statement and the issuance and distribution of the shares of common stock being registered under this registration statement. All such expenses will be paid by Rub A Dub Soap.

Securities and Exchange Commission registration fee..............     $     50
Legal fees and expenses..........................................       10,000
Accounting fees and expenses.....................................        4,000
Blue sky fees and expenses.......................................          200
Transfer agent fees and expenses.................................          500
Printing, electronic filing and engraving expenses...............        1,500
Miscellaneous expenses...........................................          750
                                                                           ---

TOTAL         ...................................................     $ 17,000

All of the above items except the Securities and Exchange Commission registration fee are estimates.


Item 3. Undertakings.
---------------------

     (a)  The undersigned small business issuer will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

              (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

              (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and


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





     any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


Item 4. Unregistered Securities Issued or Sold Within One Year.
---------------------------------------------------------------

     Since September 28, 2001, the date of our inception, we have sold securities in transactions summarized in the following subsections (a) and (b).

(a)
                                                           Number of Shares of
     Purchaser          Date of Sale     Consideration      Common Stock Sold
-------------------     ------------     -------------     ------------------

Lisa R. Powell            9/28/01             (1)                3,000,000

Bruce A. Capra           11/29/01           $135.00(3)             135,000

Derek J. Jones(2)        12/10/01           $135.00(3)             135,000


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






Paul J. Zueger             1/2/02         $2,500.00                100,000

------------------

     (1) Includes assets comprised of web site software, soap making supplies and utensils, books, furniture, soap recipes and a customer list valued at a total of $3,050.

     (2) Patricia Cudd, Esq., Rub A Dub's legal counsel, purchased the shares on June 14, 2002.

     (3) Represents the total amount of cash paid for the shares at the rate of $.001 per share. For financial statement purposes, we recorded additional compensation expense of $.199 per share, representing the difference between the $.20 per share price of the 213,000 shares sold in our stock offering described in subsection (b) and the $.001 per share price actually paid in cash for the shares, a total of $26,865.

(b)

Paul J. Zueger            1/31/02              $5,000.00          25,000

Aylin Cankardes           1/24/02              $4,000.00          20,000

Bruce Granger             1/16/02              $1,000.00           5,000

Joan Granger              1/21/02              $1,000.00           5,000

Michael Legler            1/18/02              $5,000.00          25,000

Karen Lucht               1/25/02              $5,000.00          25,000

Margolis Trust            1/21/02              $3,000.00          15,000

Barry Meyer               1/21/02              $2,000.00          10,000

Jodi Meyer                1/21/02              $1,000.00           5,000

Darlene Nelson            1/17/02              $3,000.00          15,000

Lynn Ohmstede             1/22/02              $1,000.00           5,000

Michael Robinson          2/12/02              $   50.00             250

Tracy Robinson            2/12/02              $   50.00             250

James Scheel              1/30/02              $  100.00             500

Mark Shaner               1/22/02              $  250.00           1,250


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






Christopher Townson       1/22/02              $   50.00             250

Robin Kolsky Yaeger       1/23/02              $1,000.00           5,000

Douglas Zueger            1/22/02              $5,000.00          25,000

Paul Chris Zueger         1/21/02              $5,000.00          25,000

Albert Guida              1/21/02              $  100.00             500

     With  respect to the sales  described  in  subsection  (a),  we relied upon
Section 4(2) of the Securities Act of 1933 for transactions by an issuer not involving any public offering, as an exemption from the registration requirements of Section 5 of the Securities Act of 1933. As the President/Secretary/Treasurer and sole director and controlling shareholder of Rub A Dub Soap, Ms. Powell had access to information enabling her to evaluate the merits and risks of the transaction on the date of sale. Messrs. Capra, Jones and Zueger are accredited or sophisticated investors and, accordingly, had access to information enabling them to evaluate the merits and risks of the transactions on the date of sale. Ms. Powell and Messrs. Capra, Jones and Zueger each represented in writing that he or she acquired the securities for investment for his or her own account and not with a view to distribution. Stop transfer instructions have been issued to Rub A Dub Soap's transfer agent with respect to the securities, and the transfer agent has been instructed to issue the certificates representing the securities bearing a restrictive investment legend. Each purchaser signed a written agreement stating that the securities will not be sold except by registration under the Securities Act of 1933 or pursuant to an exemption from registration.

     With respect to the sales described in subsection (b), we relied upon Rule 504 of Regulation D under Section 3(b) of the Securities Act of 1933 for transactions by an issuer not involving any public offering, as an exemption from the registration requirements of Section 5 of the Securities Act of 1933. All of the purchasers had a pre-existing personal or business relationship with Rub A Dub Soap's sole executive officer and director. Each said person had enough knowledge and experience in finance and business matters to evaluate the risks and merits of making his, her or its investment in Rub A Dub Soap. We made the determination that these individuals were sophisticated investors who had enough knowledge and experience in business to evaluate the risks and merits of the investment. Additionally, each of these persons was provided with the Confidential Offering Memorandum dated January 10, 2002, and otherwise had access to the kind of information normally provided in a prospectus. Each investor represented in writing that he, she or it received the shares of common stock for investment for his, her or its own account and not with a view to distribution. Each purchaser signed a written agreement stating that the securities will not be sold except by registration under the Securities Act of 1933 or pursuant to an exemption from registration.


Item 5.   Index to Exhibits
---------------------------

     (a) An index to the exhibits filed should be presented immediately following the cover page to Part III.


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






     (b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 6. below.

     (c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form SB-1.

     (d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.


Item 6.   Description of Exhibits
---------------------------------

     The following Exhibits are filed as part of this Registration Statement on Form SB-1.

Item
Number                                   Description
------      --------------------------------------------------------------------

(2.1)       Articles of Incorporation of Rub A Dub Soap, Inc.,  filed  September
            28, 2001.

(2.2)       Bylaws of Rub A Dub Soap, Inc.

(2.3)       Amended Bylaws of Rub A Dub Soap, Inc.

(3)         Form of Stock Certificate.

(4.1)       Form of Subscription Agreement.


(4.2)       Promissory Note.


(10)(a)*    Consent of Cudd & Associates (included in Exhibit (11) hereto).

(10)(b)* Consent of Comiskey & Company, Professional Corporation, Certified Public Accountants & Consultants, independent auditors.

(11)*       Opinion and Consent of Cudd & Associates.

------------------
         *Filed herewith.












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





                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorizes this amendment number 6 to the registration statement to be signed on its behalf by the undersigned, in the City of Lakewood, State of Colorado, on September 8, 2003.


                                        RUB A DUB SOAP, INC.
                                        (Registrant)



                                        By:                   /s/ Lisa R. Powell
                                            ------------------------------------
                                            Lisa R. Powell, President, Secretary
                                            and  Treasurer (Principal Executive,
                                            Financial and Accounting Officer)



In accordance with the requirements of the Securities Act of 1933, this amendment number 7 to the registration statement was signed by the following person in the capacities and on the dates stated.



Date:  September 8, 2003                                      /s/ Lisa R. Powell
                                        ----------------------------------------
                                        Lisa  R. Powell,  President,  Secretary,
                                        Treasurer    and   Director   (Principal
                                        Executive,   Financial   and  Accounting
                                        Officer)

























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





                                  EXHIBIT INDEX

     The following Exhibits are filed as part of this Registration Statement on Form SB-1.

 Item
Number                                 Description
------                                 -----------

(2.1)        Articles of Incorporation of Rub A Dub Soap, Inc., filed  September
             28, 2001.

(2.2)        Bylaws of Rub A Dub Soap, Inc.

(2.3)        Amended Bylaws of Rub A Dub Soap, Inc.

(3)          Form of Stock Certificate.

(4.1)        Form of Subscription Agreement.


(4.2)        Promissory Note.


(10)(a)*     Consent of Cudd & Associates (included in Exhibit (11) hereto).

(10)(b)* Consent of Comiskey & Company, Professional Corporation, Certified Public Accountants & Consultants, independent auditors.

(11)*        Opinion and Consent of Cudd & Associates.

------------------

         *Filed herewith.

















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